
02030150

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC
RECEIVED
PROCESSING
APR 11 2002
WASH, D.C.
154
SECTION

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Georgia Gulf Corporation
Exact name of registrant as specified in charter

0000805264
Registrant CIK Number

DEF 14-A for 2002 5/21
Electronic report, schedule or registration statement

001-09753
SEC file number, if available

Name of person Filing the Document
(if other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, April 10, 2002.

Georgia Gulf Corporation
(Registrant)

By: [signature]
Joel I. Beerman
Vice President, General Counsel and Secretary

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________________, 20_____, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

I:\Corporate\2002 Proxy - 10K\Form SE.wpd


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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Georgia Gulf Corporation

(Name of Registrant as Specified In Its Charter)

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Reg. § 240.14a-101. Notes:

A. Where any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items shall also be given. For example, where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants' security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition. Under those facts, information required by Items 11, 13 and 14 shall be furnished.

B. Where any item calls for information with respect to any matter to be acted upon at the meeting, such item need be answered in the registrant's soliciting material only with respect to proposals to be made by or on behalf of the registrant.

C. Except as otherwise specifically provided, where any item calls for information for a

SALES FOR VINYL FENCING WILL MORE THAN DOUBLE BY 2006 AND THERE ARE 4,000 FEET OF WIRE IN THE AVERAGE C



GEORGIA GULF CORPORATION 2001 ANNUAL REPORT

$23 BILLION IS NEEDED TO REPLACE WATER AND SANITATION PIPE OVER THE NEXT 20 YEARS. THERE WAS



ENOUGH VINYL USED THIS YEAR IN WIRE AND CABLE TO EQUAL THE WEIGHT OF 100,000 ELEPHANTS.



POTENTIAL!

Georgia Gulf's products provide the materials to modernize our cities' infrastructures, build better homes and expand the capabilities of electronic technology. When we look to the future, we see unlimited potential.

Georgia Gulf has become one of the largest U.S. producers of vinyl resins and compounds. Furthermore, Georgia Gulf is highly integrated in the production of our vinyl products. By owning the entire chlorovinyls chain, we control costs and achieve higher profitability. The integration of our aromatics business also provides cost management and the highest possible productivity.

Georgia Gulf is a competitive producer with world-scale facilities able to meet the demand of our growing economy. As the economy rebounds, cities will move forward with infrastructure replacement and we'll supply the resins and compounds necessary for miles of pipe and cable. As building and construction markets expand, vinyl siding and fencing manufacturers will turn to us for more vinyl, and wood products companies will require more phenol for plywood and oriented strand board production. With an upswing in the auto industry, our vinyl compounds will be found in millions more car dashboards, side moldings and electrical wiring. As the worldwide appetite grows for consumer electronics, manufacturers will continue to turn to our vinyl polymers and aromatic chemicals as a crucial component for their products today and for innovations tomorrow.

In short, we're positioned to deliver high-quality polymers and chemicals that satisfy the expected upsurge in demand. That's what we call potential – and Georgia Gulf has tons of it.

FINANCIAL HIGHLIGHTS

IN THOUSANDS, EXCEPT PER SHARE DATA, RATIOS AND EMPLOYEES	FOR THE YEAR ENDED 2001	2000	1999
[illegible]			
Net sales	$1,205,896	$1,581,653	$ 908,974
Operating income	30,354	168,033	102,806
Income (loss) from continuing operations	(12,043)	64,180	43,161
Basic earnings (loss) per share from continuing operations	(0.38)	2.04	1.39
Diluted earnings (loss) per share from continuing operations	(0.38)	2.03	1.38
Interest expense	57,500	67,971	34,978
Cash provided by continuing operations	41,245	162,643	99,312
Capital expenditures	17,848	21,739	14,427
[illegible]			
Working capital	$ 87,560	$ 94,906	$ 90,810
Total assets	942,821	1,046,609	1,102,822
Total debt	624,092	632,335	771,194
Stockholders' equity	96,634	118,592	57,233
OTHER SELECTED DATA			
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 104,577	$ 237,433	$ 151,729
Employees	1,232	1,329	1,440
Common shares outstanding	31,915	31,714	31,291

A weak economy and expensive energy played havoc with Georgia Gulf's financial performance during 2001, making it the most challenging year in our company's history. We were faced with poor demand for our products domestically, and we were not competitive internationally due to unprecedented high energy costs. These factors translated into falling prices and lower sales volumes. Natural gas prices and raw materials costs did not start falling until the latter part of the year. However, this only partially offset disappointing product volumes and prices for our chlorovinyls and aromatics products. In spite of these challenges, we remained optimistic because we took positive steps to enhance the company's potential when the economy recovers.

Our 2001 financials reveal the effect of last year's severe economic downturn. Sales were $1.2 billion compared to $1.6 billion in 2000 – a decrease of 24 percent. The company incurred a net loss of $12.0 million, compared to net income of $64.2 million last year. Diluted loss per share was $0.38 compared to a diluted earnings per share of $2.03 for 2000.

We did not allow the current economic conditions to distract us from strengthening our businesses for the long-term. When you review what we accomplished in 2001, you'll see we have made the company even more productive.

REDUCING COSTS AND INCREASING PRODUCTIVITY

We continued to execute our cost reduction strategy, applying our business model to the vinyl compound assets acquired in November 1999. As a result,



Ed Schmitt
President, Chief Executive Officer and Chairman of the Board

we closed the Mansfield, Massachusetts and Jeffersontown, Kentucky vinyl compounds facilities and moved their products to other facilities that have lower production costs. This allowed us to save approximately $3.2 million, with minimal expenses related to the shutdowns. Meanwhile, with a modest investment over a two-year period, we completed an expansion of our vinyl compounding capacity, bringing the total to 900 million pounds.

We also increased the productivity of our vinyl resins business. In 2001, we completed a 50 million pound expansion of the Oklahoma City resin plant, increasing the plant's capacity to 500 million pounds. The capital invested was a fraction of the cost of new capacity, and no employees were added to operate the new equipment.

We developed and began production of several new specialty suspension resins, which command higher prices in the marketplace. Additionally, we improved our existing resin products, which will result in increased sales for 2002. We continued to reduce our vinyl manufacturing costs, as we further exploited the synergies of our vinyls business acquisition in late 1999.

GENERATING CASH FLOW

To find an economic period that challenges the chemical industry as much as 2001, you have to go back to the early 1980's, prior to the formation of Georgia Gulf. Capitalizing on the business discipline ingrained in our employees for the last 16 years, we rapidly responded to the changes we faced. We adjusted our operations to retain efficiencies at lower operating rates; we significantly reduced inventories without missing shipments or running out of raw materials or supplies; we put a strong emphasis on reducing receivables; and we reduced conversion costs. Thanks to a concerted effort on the part of our employees, we generated $41 million in net cash from operating activities in the worst year, financially, of Georgia Gulf's history.

EXAMINING FUTURE OPPORTUNITIES

When examining future opportunities, we have two objectives. We must retain or improve our competitive position. And, we must grow our existing businesses responsibly or acquire other strategically related businesses. Of course, if we invest capital, we believe it should provide an adequate return.

In our chlorovinyls business, we have begun a program of investments in new plant technology which should enhance our current competitive position.

Our aromatics business has not been profitable since 1999. While we enjoy a competitive position as long as energy and related raw materials are globally competitive, far too much aromatics capacity has been added in the past few years. Sales prices and volumes have declined and we're concerned about when they will rebound. Improving our profitability will be a top priority in 2002.

CHANGING LEADERSHIP

Accompanying our operational and strategic initiatives, changes in our Board of Directors have positioned Georgia Gulf for future growth. I accepted the responsibility of Chairman following the death of Jim Kuse. As we mourned the loss of our founder, we renewed our commitment to take the company to new heights.

We have broadened the experience of the Board. This process began with Chuck Harris, a partner and managing director of Goldman Sachs, agreeing to serve as a director in 1999. Last year, we welcomed Ruth Dreessen, who recently retired from J. P. Morgan Chase & Co. Chuck and Ruth provide financial and investment banking expertise which is invaluable in managing this company.

During 2000, Patrick Flemming, a former executive with Texaco Natural Gas, Inc., and John Akitt, a consultant and former executive vice president of Exxon Chemical Company, joined our Board of Directors. Patrick and John bring a wealth of knowledge about the petrochemical markets and plant asset management.

David Magee, vice president – operations, chemicals and polymer groups announced his retirement in December 2001. After devoting almost 20 years of service to Georgia Gulf and a total of 43 years to a career in the chemical industry, he will be missed not only for his expertise but also as a gentleman and friend of everyone at Georgia Gulf.

Even though 2001 was the most difficult year Georgia Gulf has faced, I'm energized by the higher standard of performance this company has achieved. We're known for our business discipline, and our actions have only increased my optimism about our prospects. The world needs the products we supply and, at some point, demand for them will rebound. When the economic recovery occurs, Georgia Gulf is well-positioned to benefit from it. We intend to grow profitably in the future, taking full advantage of the work we did in 2001.

To our shareholders, thank you for standing by us during this difficult economic period. And, to our employees, thank you for the commitment, hard work and sacrifice. Great job!



Edward A. Schmitt

President, Chief Executive Officer and Chairman of the Board

March 7, 2002

TALK ABOUT POTENTIAL.

Georgia Gulf's newest Directors possess extensive knowledge about the company and the chemical industry. Their guidance will be of great benefit in the future. When asked about Georgia Gulf's potential, they offered the following insights:



"As a former supplier to Georgia Gulf, I have a lot of respect for its management. Their efforts have resulted in a very strong position in a very competitive market. As I see it, Georgia Gulf has three potential sources of competitive advantage: the ability to maintain a very low cost structure, to respond quickly to market changes and to maintain continuity with its customers."

John E. Akitt
Retired Executive Vice President
Exxon Chemical

"After spending many years analyzing the strategic options of chemical companies, including Georgia Gulf, I welcomed the chance to use that experience on its Board. I believe the company's primary strengths are its management team and its dedication to the bottom line. When the industry recovers, Georgia Gulf will have the ability to take advantage of attractive growth opportunities."

Ruth Dreessen
Retired Managing Director
J.P. Morgan Chase & Co.

"I joined the Georgia Gulf Board because my previous professional dealings with the management team convinced me these were high quality, down-to-earth, smart people with whom I could work well. I think the company's ability to realize its potential going forward will turn on disciplined cost reduction and regaining the financial flexibility required to be strategically nimble."

Charles T. Harris, III
Managing Director
Goldman Sachs & Co.



"I have always been impressed with the quality of Georgia Gulf's management and their commitment to excellence. The company's future depends on its ability to grow through acquisitions, mergers and organic growth that provide shareholder value and contribute to employee wealth."

Patrick J. Flemming
Retired Chief Executive Officer
Texaco Natural Gas, Inc.

GEORGIA GULF'S PRIMARY PRODUCTS AND MARKET USES



Plastics and vinyl resins, pharmaceuticals, agricultural products, laundry aids, water purification, wastewater disinfection, cosmetics, fabrics.

Pulp and paper, aluminum manufacturing, waste neutralization, absorbent fabrics, dyes, food processing, electroplating, detergents.

Precursor to the production of vinyl resins.

Pipe and fittings, window lineals, siding, flooring, film and packaging, medical devices and tubing, credit cards.

Custom formulations for window lineals, packaging, wire and cable, bottles, fencing, appliance parts, pipe fittings, electrical devices, custom extrusions and moldings.



Precursor to the production of phenol and acetone.

Adhesives for plywood and particleboard, engineering plastics, insulation, electrical parts, household appliances, electronics, nylon carpeting, oil additives, pharmaceuticals.

Acrylic sheeting, surface coating resins, plastic additives, engineering plastics, wash solvents.

Georgia Gulf is a leading manufacturer and worldwide marketer of two highly integrated lines of commodity chemicals and polymers. Our products are used domestically and internationally in a diverse range of industrial applications, including housing and construction, high-performance plastics, pulp and paper production, packaging, chemical intermediates, alumina refining, pharmaceuticals and water purification. Georgia Gulf is headquartered in Atlanta, Georgia, and has manufacturing facilities in Louisiana, Texas, Mississippi, Oklahoma and Tennessee. Our world-class facilities are maintained in full compliance with the industry's environmental, health and safety standards. Our more than 1,200 employees lead the industry in productivity. Georgia Gulf's common stock is traded on the New York Stock Exchange under the symbol "GGC." Additional information about the company is available on our Web site: www.ggc.com.

IN THOUSANDS, EXCEPT PER SHARE DATA, RATIOS & EMPLOYEES	YEAR ENDED DECEMBER 31, 2001
RESULTS OF OPERATIONS*	
Net sales[1]	$1,205,896
Cost of sales[1]	1,125,439
Selling, general and administrative expenses	44,665
Asset write-off and other related charges[2]	5,438
Operating income	30,354
Gain on sale of assets	-
Loss on interest rate hedge agreement	-
Interest expense	(57,500)
Interest income	185
Income (loss) from continuing operations before taxes	(26,961)
Provision (benefit) for income taxes[3]	(14,918)
Income (loss) from continuing operations	(12,043)
Earnings (loss) from discontinued operation, net of tax	-
Loss on disposal of discontinued operation, net of tax	-
Net income (loss)	$ (12,043)
Basic earnings (loss) per share from continuing operations	$ (0.38)
Diluted earnings (loss) per share from continuing operations	(0.38)
Dividends per common share	0.32
FINANCIAL HIGHLIGHTS	
Working capital[4]	$ 87,560
Property, plant and equipment, net	568,448
Total assets[4]	942,821
Total debt	624,092
Cash provided by operating activities	41,245
Depreciation and amortization[5]	72,579
Capital expenditures	17,848
Maintenance expenditures	59,701
OTHER SELECTED DATA	
Earnings before interest, taxes, depreciation and amortization (EBITDA)[6]	$ 104,577
Weighted average shares outstanding – basic	31,716
Weighted average shares outstanding – diluted	31,716
Common shares outstanding	31,915
Return on sales	(1.0)%
Employees	1,232

* Our results include the impact of acquisitions and discontinued operation as discussed in notes 3 and 4 of the notes to the consolidated financial statements.
[1] Shipping and handling costs were reclassified (beginning in 2000) by increasing cost of sales and net sales. Prior years have been reclassified to conform to the current presentation.
[2] See asset write-off discussed in note 8 of the notes to the consolidated financial statements.
[3] Provision (benefit) for income taxes for 2001 includes the effect of the favorable settlement of tax audits. (See note 15 of the notes to the consolidated financial statements.)
[4] Prepaid pension benefit was reclassified in 2001 by increasing other assets and other accrued liabilities. Prior years have been reclassified to conform to the current presentation.
[5] Does not include asset write-off of $4.9 million. (See note 8 of the notes to the consolidated financial statements.)

2000	1999	1998	1997
$1,581,653	$ 908,974	$873,673	$920,894
1,367,986	765,323	700,728	759,624
45,634	40,845	42,455	45,401
–	–	–	–
168,033	102,806	130,490	115,869
–	–	–	8,600
–	–	(9,500)	–
(67,971)	(34,978)	(30,867)	(24,693)
230	141	49	60
100,292	67,969	90,172	99,836
36,112	24,808	33,587	37,813
64,180	43,161	56,585	62,023
–	(2,525)	(306)	19,178
–	(7,631)	–	–
$ 64,180	$ 33,005	$ 56,279	$ 81,201
$ 2.04	$ 1.39	$ 1.80	$ 1.84
2.03	1.38	1.78	1.83
0.32	0.32	0.32	0.32
$ 94,906	$ 90,810	$ 57,231	$ 50,433
626,777	671,550	388,193	396,741
1,046,609	1,102,822	670,086	605,436
632,335	771,194	459,475	393,040
163,086	102,032	123,371	108,971
73,331	49,598	44,023	36,318
21,739	14,427	25,374	56,545
75,169	50,950	49,299	54,638
$ 237,433	$ 151,729	$173,986	$151,739
31,408	30,947	31,474	33,629
31,540	31,107	31,787	33,947
31,714	31,291	30,884	32,781
4.1%	3.6%	6.4%	8.8%
1,329	1,440	1,050	1,041

(5) EBITDA is commonly used by investors to measure a company's ability to service its indebtedness. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as a measure of performance or to cash flow as a measure of liquidity. For 2001, the asset write-off has been included as depreciation expense for the computation of EBITDA. For 1998, the loss on the interest rate hedge agreement has been included as interest expense for the computation of EBITDA and ratio of operating income to interest expense. For 1997, the pretax gain on the sale of Great River Oil & Gas Corporation has been excluded from earnings for the computation of EBITDA.

OVERVIEW

Georgia Gulf is a leading manufacturer and marketer of two highly integrated chemical product lines, chlorovinyls and aromatics. The primary chlorovinyl products include chlorine, caustic soda, vinyl chloride monomer ("VCM"), vinyl resins and vinyl compounds. For the year ended December 31, 2001, we consumed 100 percent of our chlorine production in making VCM, sold all of our caustic soda production, consumed 85 percent of our VCM production in manufacturing vinyl resin and used 21 percent of our vinyl resin in the manufacture of vinyl compounds. The remainder of our VCM, vinyl resin and all of our vinyl compounds were sold to third parties. The primary aromatic products include cumene, phenol and acetone. For the year ended December 31, 2001, approximately 32 percent of our cumene was sold to third parties with the balance used internally in the manufacture of phenol and acetone. All of our phenol and acetone was sold to third parties.

Our business, and the chemical industry in general, is cyclical in nature and is affected by domestic and, to a lesser extent, worldwide economic conditions. The level of domestic chemical sales tends to reflect fluctuations in downstream markets that are affected by consumer spending for durable goods and construction. Global capacity also materially affects the prices of chemical products. Generally, in periods of high operating rates, prices rise, and as a result new capacity is announced. Since world-scale size plants are generally the most cost-competitive, new increases in capacity tend to be on a large scale and are often undertaken by existing industry participants. Usually, as new capacity is added, prices decline until increases in demand improve operating rates and the new capacity is consumed, or in some instances, until less efficient producers withdraw from the market. As the additional supply is absorbed, operating rates rise, prices increase and the cycle repeats. In addition, profitability and margins are materially affected by the cost of raw materials and other important supplies. Our primary raw materials include salt, natural gas, ethylene, chlorine, benzene, propylene and compound additives.

In 2001, the chlorovinyl business experienced reduced demand, which led to lower prices and excess supply. In vinyl resins, inventory reductions by customers and the recent addition of a new world-scale plant caused a further supply and demand imbalance. Lower demand for vinyl resin led to reduced pricing for VCM and vinyl resin that was not offset by decreasing raw material costs, primarily ethylene. The reduced demand for chlorine caused its co-product, caustic soda, to return to a more favorable position, which resulted in higher selling prices. 2001 started with natural gas prices at all-time highs, and even though natural gas prices were lower by year end, total expense for natural gas for 2001 was significantly higher than 2000.

Decreased demand in the aromatics business resulted in lower pricing and volumes across all products during 2001. The most recent industry capacity addition started production in 2001. Since no capacity increases have been announced in this segment, we believe profitability should increase as demand increases.

ACQUISITION OF THE VINYLS BUSINESS OF CONDEA VISTA COMPANY

On November 12, 1999, we completed the purchase of substantially all of the assets of the vinyls business of CONDEA Vista Company. Consideration for the purchase included $260.0 million in cash and a $10.0 million two-year noninterest-bearing note to the seller. During the second quarter of 2000 we paid CONDEA Vista Company approximately $16.3 million, representing an adjustment to the purchase price for actual working capital on the closing date (see note 3 of the notes to the consolidated financial statements). The acquisition was accounted for as a purchase, and the purchase price approximated the fair market value of the assets acquired. The vinyls business is a producer of VCM, vinyl resins and vinyl compounds. Assets acquired in the purchase included: one VCM facility with an annual capacity of 950 million pounds; 50 percent ownership of PHH Monomers, L.L.C., a manufacturing joint venture that operates a VCM facility with capacity to produce 1.15 billion pounds of VCM annually, which entitles the vinyls business to one-half of the production capacity, or 575 million pounds; two vinyl resin facilities with combined annual capacity of 1.5 billion pounds; and three vinyl compound facilities with combined annual capacity of 265 million pounds. Subsequently, we shut down the two smallest compound facilities without impacting overall compound capacity.

Additionally, we entered into a long-term supply contract with CONDEA Vista for the supply of ethylene and assumed a chlorine supply contract with PPG Industries, Inc., our joint venture partner in PHH Monomers, for the acquired VCM facilities. We have included the results of operations for the vinyls business in our consolidated financial statements since the date of acquisition.

NORTH AMERICAN PLASTICS ACQUISITION

On May 11, 1998, we acquired North American Plastics, Inc., a privately held manufacturer of flexible vinyl compounds with two manufacturing locations in Mississippi having a combined annual production capacity of 190 million pounds. Total consideration consisted of $99.9 million in cash and the assumption of $0.5 million in debt. We financed the cash portion of the acquisition through borrowings under our previous revolving credit facility. The transaction was accounted for as a purchase, and the consideration exchanged exceeded the fair market value of the net tangible assets of North American Plastics by $86.7 million. We allocated this excess to goodwill, which is being amortized on a straight-line basis over a period of 35 years. Pursuant to our January 1, 2002 adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," we will no longer amortize goodwill. (See note 2 of the notes to the consolidated financial statements.) We have included the results of operations for North American Plastics in our consolidated financial statements since the date of acquisition.

DISCONTINUATION OF METHANOL OPERATION

During 1999, the methanol market suffered from overcapacity and low-cost imports with significant increases in global supply in areas of the world with low-cost natural gas. As a result, several domestic methanol producers, including us, idled their methanol plants. We had ceased operating our methanol plant in December 1998. During 1999, we met our contractual obligations to supply methanol to our customers by purchasing imported methanol. Although the shutdown of several methanol plants resulted in a supply contraction and an increase in spot prices during the first half of 1999, several new overseas methanol plants began production late in the year. This additional supply added further pressure on the sales price of methanol. As a result of these trends, in September 1999, we announced that we would exit the methanol business entirely at the end of 1999. As a result, we incurred a charge against earnings of $7.6 million, net of tax benefits, during the third quarter of 1999 to write off certain methanol assets and to accrue losses related to our methanol buy and resale program through the end of the year.

COGENERATION AND AIR SEPARATION FACILITIES

In 1997, construction was completed on a cogeneration facility and an air separation plant, both located at our Plaquemine, Louisiana, complex. These facilities have reduced the cost of electricity, nitrogen and oxygen that we use in the production of our products and that we previously purchased from third parties. Prior to November 12, 1999, we operated the cogeneration facility under an operating lease arrangement. On that date, we terminated the lease by exercising our option to purchase the cogeneration facility for approximately $103.3 million.

RESULTS OF OPERATIONS – GEORGIA GULF

The following table sets forth our statement of operations data for the three years ended December 31, 2001, 2000 and 1999 and the percentage of net sales of each line item for the periods presented.

	YEAR ENDED DECEMBER 31,					
DOLLARS IN MILLIONS	2001		2000		1999	
Net sales[1]	**$1,205.9**	**100.0%**	$1,581.6	100.0%	$908.9	100.0%
Cost of sales[1]	**1,125.4**	**93.3%**	1,368.0	86.5%	765.3	84.2%
Selling, general and administrative expenses	**44.7**	**3.7%**	45.6	2.9%	40.8	4.5%
Asset write-off and other related charges[2]	**5.4**	**0.4%**	–	0.0%	–	0.0%
Operating income	**30.4**	**2.5%**	168.0	10.6%	102.8	11.3%
Net interest expense	**57.3**	**4.8%**	67.7	4.3%	34.8	3.8%
Provision (benefit) for income taxes[3]	**(14.9)**	**(1.2)%**	36.1	2.3%	24.8	2.7%
Income (loss) from continuing operations	**(12.0)**	**(1.0)%**	64.2	4.1%	43.2	4.7%
Loss from discontinued operation, net	**–**	**0.0%**	–	0.0%	(2.5)	(0.3)%
Loss on disposal of Methanol business, net	**–**	**0.0%**	–	0.0%	(7.6)	(0.8)%
Net income (loss)	**$ (12.0)**	**(1.0)%**	$ 64.2	4.1%	$ 33.0	3.6%

(1) Shipping and handling costs were reclassified (beginning in 2000) by increasing cost of sales and net sales. Prior years have been reclassified to conform to the current year presentation.
(2) See asset write-off discussed in note 8 of the notes to the consolidated financial statements.
(3) Provision (benefit) for income taxes for 2001 includes the effect of the favorable settlement of tax audits. See note 15 of the notes to the consolidated financial statements.

YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

Net Sales–For the year ended December 31, 2001, net sales were $1,205.9 million, a decrease of 24 percent compared to $1,581.6 million for 2000. This decrease was due to a 14 percent decrease in sales volumes and an 11 percent lower overall average selling price, largely attributable to the vinyl resin and compounds businesses.

Net sales of chlorovinyls totaled $983.4 million for the year ended December 31, 2001, a decrease of 21 percent compared with net sales of $1,244.7 million for the prior year. Sales volume decreased by 9 percent primarily as a result of a decrease in demand for vinyl resin and vinyl compounds. Lower average sales prices of 14 percent resulted from softening demand for vinyl products which more than offset a 123 percent increase in caustic soda prices.

Net sales of aromatics were $222.5 million for the year ended December 31, 2001, a decrease of 34 percent compared to $336.9 million for 2000. This decrease was primarily the result of a 29 percent deterioration in sales volumes and 7 percent lower average selling prices for cumene and acetone.

Cost of Sales–Cost of sales were $1,125.4 million for the year ended December 31, 2001, a decrease of 18 percent when compared with $1,368.0 million for 2000. Decreased sales volumes, particularly in the aromatics business, were the primary cause of this decrease. Also contributing to the decrease were lower prices for all raw materials. As a percentage of sales, cost of sales increased to 93 percent in 2001 compared to 87 percent for 2000. This increase was caused by increased energy costs and overall sales price decreases more than offsetting the decreases of raw materials costs.

Asset Write-off and Other Related Charges–We wrote-off the sodium chlorate plant and accrued post-closure costs for a total nonrecurring charge of $5.4 million during 2001. (See note 8 of the notes to consolidated financial statements.)

Selling, General and Administrative Expenses–Selling, general and administrative expenses totaled $44.7 million for the year ended December 31, 2001, a decrease of 2 percent from $45.6 million in 2000. Insurance settlements, lower profit sharing expenses and a decreased loss on the sale of accounts receivable more than offset increased legal and professional fees during 2001.

Operating Income–Operating income totaled $30.4 million for the year ended December 31, 2001, a decrease of 82 percent from $168.0 million in 2000. Lower operating income in chlorovinyls was the primary factor in the decrease. As a percentage of net sales, operating profit decreased to 3 percent of net sales for 2001 compared to 11 percent in 2000. This reduction was the result of overall sales price decreases more than offsetting decreases in raw materials costs.

Chlorovinyls operating income for 2001 totaled $62.0 million (including the asset write-off and other related charges of $5.4 million), a decrease of 68 percent from 2000. The most significant factors in this decrease were declines in vinyl resin sales prices and volumes, which were not offset by lower raw materials costs and higher selling prices for caustic soda.

Aromatics reported an operating loss of $15.7 million for 2001, an increase of 62 percent from the operating loss of $9.7 million in 2000. This increased loss is primarily due to lower sales volumes.

Net Interest Expense–Net interest expense decreased to $57.3 million for the year ended December 31, 2001 from $67.7 million in 2000. This decrease was primarily attributable to lower overall debt balances and lower interest rates in 2001.

Benefit from Income Taxes–The benefit from income taxes was $14.9 million for the year ended December 31, 2001 compared with a provision for $36.1 million in 2000. The benefit from income taxes resulted from incurring a loss before income taxes of $27.0 million and the favorable settlement of tax audits during 2001.

NET INCOME (LOSS) - Net loss totaled $12.0 million for the year ended December 31, 2001 versus net income of $64.2 million for the year ended December 31, 2000. The discussion above enumerates the reasons for the change.

YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 1999

NET SALES - For the year ended December 31, 2000, net sales totaled $1,581.6 million compared with $908.9 million for 1999. This increase resulted from the inclusion of a full year's sales from the vinyls business acquired from CONDEA Vista in late 1999 as well as a 29 percent increase in average selling prices over 1999 prices.

Sales of chlorovinyls totaled $1,244.7 million for the year ended December 31, 2000 compared with $672.9 million in the prior year. While a 24 percent average price increase contributed to the increase in sales so did a 49 percent increase in volume. A majority of the volume increase resulted from the vinyls business acquired from CONDEA Vista in late 1999.

Sales of aromatics increased to $336.9 million for the year ended December 31, 2000 compared with $236.1 million in 1999. Average prices increased by 32 percent during 2000 while volumes increased 8 percent when compared with 1999. Phenol sales volumes declined 10 percent from 1999 volumes while overall cumene sales volumes increased by 81 percent.

COST OF SALES - Cost of sales equaled $1,368.0 million for the year ended December 31, 2000 compared with $765.3 million in 1999. The increase resulted from higher raw materials prices for both aromatics and chlorovinyls during 2000 as well as the additional costs resulting from operating the plants acquired from CONDEA Vista for a full year. Cost of sales increased to 86.5 percent of sales in 2000 compared with 84.2 percent in 1999.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES - Selling, general and administrative expenses totaled $45.6 million for the year ended December 31, 2000, an increase of 12 percent from $40.8 million in 1999. Approximately half of the increase resulted from increased management incentive expense.

OPERATING INCOME - Operating income totaled $168.0 million for the year ended December 31, 2000, an increase of 63 percent from $102.8 million in 1999. This increase resulted from improvements in chlorovinyls operating income offset in part by a loss in aromatics.

Chlorovinyls operating income for 2000 totaled $192.3 million, an increase of 95 percent from 1999. The increase resulted from higher sales prices and increased volumes.

Aromatics reported an operating loss of $9.7 million for 2000 compared with operating income of $15.2 million in 1999. Increased volumes for cumene and increased sales pricing for the entire segment did not offset declining phenol and acetone volumes, and increased raw materials costs.

NET INTEREST EXPENSE - Net interest expense increased to $67.7 million for the year ended December 31, 2000 from $34.8 million in 1999. The increase is attributable to the increased borrowings used for the purchase of the cogeneration plant and the vinyls business from CONDEA Vista.

PROVISION FOR INCOME TAXES - The provision for income taxes was $36.1 million for the year ended December 31, 2000 compared with $24.8 million in 1999. The 46 percent increase corresponds to the increase in pretax income for the period. The effective tax rate declined slightly in 2000 compared with 1999.

INCOME FROM CONTINUING OPERATIONS–Income from continuing operations for the year ended December 31, 2000 was $64.2 million, an increase of 49 percent from the $43.2 million recorded for 1999. Income from continuing operations increased as a result of both greater sales volumes and higher sales prices which more than offset increased raw materials costs and interest expense. The inclusion of the vinyls business acquired from CONDEA Vista for a full year contributed to the improvement.

LOSS FROM DISCONTINUED OPERATION–The discontinued methanol operation contributed a $2.5 million loss in 1999. In addition, during 1999, a one-time charge of $7.6 million was recognized net of taxes in connection with the write-off of certain methanol assets and estimated future losses on servicing the remaining methanol contracts through 1999.

NET INCOME–Net income totaled $64.2 million for the year ended December 31, 2000, a 95 percent increase over 1999. The discussion above enumerates the reasons for the increase.

LIQUIDITY AND CAPITAL RESOURCES

The primary focus for 2001 was to continue to apply cash flow towards reducing the debt incurred in acquiring the vinyls business from CONDEA Vista Company and the purchase of the cogeneration plant. During 2001, total debt was reduced by $8.2 million. In addition, we repurchased the $75 million interest in our receivables when we terminated the asset securitization program (discussed below).

For the year ended December 31, 2001, we generated $41.2 million of cash flow from operating activities as compared with $163.1 million during the year ended December 31, 2000. The major source of cash flow for 2001 was the non-cash provision of $72.6 million for depreciation and amortization. Total working capital at December 31, 2001 was $87.6 million versus $94.9 million at December 31, 2000. Significant changes in working capital for 2001 included a decrease in trade accounts receivable, inventories and accounts payable. The decrease in trade accounts receivable was primarily attributable to the decrease in overall sales volume and prices, which more than offset the $75.0 million increase in trade accounts receivable due to the termination of the asset securitization program (discussed further below and in note 5 of the notes to the consolidated financial statements). Inventories decreased as a result of lower quantities kept on hand and lower raw materials costs. The decrease in accounts payable was attributable to the timing of certain payments and lower trade payable balances related to decreased raw materials prices and volumes.

We used $17.8 million in cash for investing activities, primarily capital expenditures, for the year ended December 31, 2001. For the year ended December 31, 2000, we used $21.7 million of cash for investing activities, also primarily for capital expenditures. For the year ended December 31, 1999, we used $380.7 million of cash for investing activities primarily in three areas: $14.4 million for capital expenditures, $103.3 million to purchase the cogeneration plant we previously leased and $263.0 million for the vinyls business of CONDEA Vista Company. We estimate total capital expenditures for 2002 will approximate $25.0 million.

Financing activities consumed $15.4 million of cash during 2001 primarily by reducing total debt $8.2 million and making dividend payments of $10.1 million. This was offset by cash proceeds from stock issued under stock option and employee stock purchase plans totaling $3.0 million.

On June 30, 2001, we entered into amendment no. 2 to the senior credit facility dated as of November 12, 1999. The amendment modified the existing financial covenants relating to the leverage ratio and the interest coverage ratio through December 31, 2002. The amendment also increased the applicable interest margin in cases where the leverage ratio is greater than 5.0:1 by 25 basis points or 0.25 percent. We were required to pay an amendment fee equal to 0.25 percent of the sum of the revolving facility, outstanding term loans and unused commitments as of June 30, 2001.

At December 31, 2001, our debt consisted of a \$288.0 million senior credit facility, \$100.0 million principal amount of 7 5/8 percent notes, \$200.0 million principal amount of 10 3/8 percent senior subordinated notes, and \$36.1 million in other debt. In addition, we have a \$100.0 million revolving credit agreement, which had no borrowings against it at the end of 2001. Debt under the senior credit facility and the 7 5/8 percent notes is secured by substantially all of our assets, including real and personal property, inventory, accounts receivable and other intangibles.

During 2001, we terminated our asset securitization program. We had entered into an agreement pursuant to which we sold an undivided ownership interest in a pool of our trade receivables through a wholly owned subsidiary to a third party (the "Securitization"). As collections satisfied accounts receivable in the pool, we distributed the proceeds to the purchaser and sold ownership interests in new receivables. On July 17, 2001, the sale of additional accounts receivable was restricted pursuant to a provision contained in our indenture governing our senior subordinated notes. Therefore, we repurchased the outstanding interest (\$60,000,000 as of July 17, 2001) in our receivables by utilizing the availability of the revolving portion of our senior credit facility. On July 20, 2001, GGRC Corp., as Seller, and Georgia Gulf Corporation and Georgia Gulf Chemicals and Vinyls, LLC, as Initial Servicers, and Blue Ridge Funding Corporation, as Purchaser, and Wachovia Bank, N.A., as Administrative Agent terminated the Securitization. Pursuant to the termination agreement, we are permitted to request that the Securitization be reinstated with identical terms and conditions upon written notice to, and subject to acceptance by, the administrative agent.

We declared dividends of \$0.32 per share, or \$10.1 million during 2001.

We lease railcars, storage terminals, computer equipment, automobiles and warehouse and office space under noncancelable operating leases with varying maturities through the year 2014. Future minimum payments under these noncancelable operating leases as of December 31, 2001 are \$17.0 million in 2002, \$12.4 million in 2003, \$8.7 million in 2004, \$6.9 million in 2005, \$6.2 million in 2006 and \$21.6 million thereafter.

We have take-or-pay agreements for the purchase of ethylene, with various terms extending through 2014. The aggregate amount of the fixed and determinable portion of the required payments under these agreements as of December 31, 2001 was \$7.1 million for each of the years 2002 through 2007 and \$4.6 million for 2008. Additionally, in connection with the acquisition of the vinyls business of CONDEA Vista, we have agreed to purchase 600 million pounds of ethylene on a take-or-pay basis at market prices from CONDEA Vista annually through 2002, followed by an optional reduction in the required purchases of 100 million pounds per year for the final four years of the agreement.

Under our senior credit facility and the indentures related to the 7 5/8 percent notes and the 10 3/8 percent notes, we are subject to certain restrictive covenants, the most significant of which require us to maintain certain financial ratios. Our ability to meet these covenants, satisfy our debt obligations and to pay principal and interest on our debt, fund working capital, and make anticipated capital expenditures will depend on our future performance, which is subject to general macroeconomic conditions and other factors, some of which are beyond our control. Management believes that based on current and projected levels of operations and conditions in our markets, cash flow from operations, together with our cash and cash equivalents of \$10.0 million, and the availability to borrow an additional \$95.0 million under the revolving credit facility, at December 31, 2001, will be adequate for the foreseeable future to make required payments of principal (see note 10 of the notes to the consolidated financial statements) and interest on our debt, meet certain restrictive covenants which require us to maintain certain financial ratios, and fund our working capital and capital expenditure requirements. However, if the economic recovery does not occur as we anticipate by mid-year, we may not be able to meet certain restrictive covenants and maintain compliance with certain financial ratios. In that event we would attempt to obtain waivers or covenant relief from our lenders. Although we have successfully negotiated covenant relief in the past, there can be no assurance we can do so in the future.

Georgia Gulf Corporation conducts its business operations through its wholly owned subsidiaries as reflected in the consolidated financial statements. As Georgia Gulf Corporation is essentially a holding company, it must rely on distributions, loans and other intercompany cash flows from its wholly owned subsidiaries to generate the funds necessary to satisfy the repayment of its existing debt. Provisions in the senior credit facility limit payments of dividends, distributions, loans or advances to Georgia Gulf Corporation by its subsidiaries.

DISCLOSURES ABOUT MARKET RISK

We are subject to certain market risks related to long-term financing and related derivative financial instruments, foreign currency exchange rates and commodity prices. We have policies and procedures to mitigate the potential loss arising from adverse changes in these risk factors.

INTEREST RATE SENSITIVITY–The following table is a "forward-looking" statement that provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and financing obligations. Our policy is to manage interest rates through use of a combination of fixed and floating rate debt. We do not use interest rate swap agreements or any other derivatives for trading purposes. For financing obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts. The information and cash flows are presented in U.S. dollars, which is our reporting currency.

	PRINCIPAL (NOTIONAL) AMOUNTS BY MATURITY DATE							
DOLLARS IN THOUSANDS	2002	2003	2004	2005	2006	THEREAFTER	TOTAL	FAIR VALUE AT 12/31/01
Long-term financing								
Long-term debt:								
Fixed rate principal	$ 10,000	$ –	$ –	$100,000	$ –	$209,580	$319,580	**$331,359**
Average interest rate	–	–	–	7.63%	–	10.20%	9.41%	–
Variable rate principal	29,199	22,310	24,568	24,568	187,388	17,000	305,033	**305,033**
Average interest rate	5.36%	7.71%	9.03%	9.36%	9.50%	9.45%	8.92%	–
Interest rate derivatives								
Interest rate swaps:								
Variable to fixed notional amount	$100,000	$ –	$ –	$ –	$ –	$ –	$100,000	**$ (3,692)**
Average pay rate	6.27%	–	–	–	–	–	6.27%	–
Average receive rate	2.36%	–	–	–	–	–	2.36%	–

FOREIGN CURRENCY EXCHANGE RATE SENSITIVITY–Substantially all of our sales are denominated in U.S. dollars. The foreign currency exchange rate risk relates to annual sales of less than $7.7 million.

COMMODITY PRICE SENSITIVITY–The availability and price of our raw materials are subject to fluctuations due to unpredictable factors in global supply and demand. To reduce price risk caused by market fluctuations, from time to time, we execute raw material purchase contracts, which are generally less than one year in duration. As of December 31, 2001, there were no material forward raw material purchase contracts open.

INFLATION

The most significant component of our cost of sales is raw materials, which include basic commodity items. The cost of raw materials is based primarily on market forces and has not been significantly affected by inflation. Inflation has not had a material impact on our sales or income from operations.

NEW ACCOUNTING PRONOUNCEMENTS

During June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for by a single method – the purchase method. The adoption of SFAS No. 141 did not have an impact on our financial statements for the year ended December 31, 2001. On January 1, 2002, we adopted SFAS No. 142. SFAS No. 142 requires companies to cease amortizing existing (as of June 30, 2001) goodwill after December 31, 2001. SFAS No. 142 also prohibits the amortization of goodwill resulting from acquisitions completed after June 30, 2001. Additionally, SFAS No. 142 specifies that companies will be required to periodically test existing goodwill and some intangible assets for impairment. In accordance with SFAS No. 142 we have six months subsequent to the adoption of the Statement to complete the first step of the transitional goodwill impairment test. Pursuant to the adoption of SFAS No. 142 we have established our reporting units based on our reporting structure and assigned goodwill in a reasonable and supportable manner. We expect to complete the transitional test within the six month period and will report the results of that testing subsequent to its completion. Pursuant to the adoption of SFAS 142 we will annually test goodwill for impairment on the anniversary of our transitional goodwill impairment test. We presently anticipate the impact of adopting SFAS 142 will be to eliminate $2.5 million in annual amortization expense.

During June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that a liability for an asset retirement obligation be recognized in the period incurred at fair value, if a reasonable estimate of fair value can be made. Any associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. We will adopt SFAS No. 143 on January 1, 2003. Management does not believe the adoption of SFAS 143 will have a material effect on our consolidated financial statements.

During August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 clarifies financial accounting and reporting for assets held for sale, scheduled for abandonment or other disposal, and recognition of impairment losses related to the carrying value of long-lived assets. We will adopt SFAS 144 on January 1, 2002. Management does not believe the adoption of SFAS 144 will have a material effect on our consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those that are important to our financial condition and require management's most difficult, subjective, or complex judgments. Different amounts would be reported under different operating conditions or under alternative assumptions. We have evaluated the accounting policies used in the preparation of the accompanying financial statements and related notes and believe those policies to be reasonable and appropriate. We believe the following to be our most critical accounting policies applied in the preparation of our financial statements.

In our determination of the allowance for doubtful accounts, and consistent with our accounting policy, we estimate the amount of accounts receivable that we believe may not be collected and we record an expense of that amount when a collectibility issue arises. Estimating this amount requires management to analyze the financial strength of our customers, and, in its analysis, management combines the use of the company's historical experience in general as well as a specific review of those customers that are deemed to be particularly risky. By its nature, such an estimate is highly subjective and it is possible that the amount of accounts receivable that the company is unable to collect may be greater than or less than the amount initially estimated.

In our determination of the estimates relating to ongoing environmental costs and legal proceedings (see note 16 of the notes to the consolidated financial statements), as applied and disclosed in our consolidated financial statements, we consult with our advisors (consultants, engineers and attorneys). The results provide us with the information on which we base our judgments on these matters and under which we accrue a loss when it has been determined that it is probable that a liability has been incurred and the amount is reasonably estimable. While we believe that the amounts recorded in the accompanying financial statements related to these contingencies are based on the best estimates and judgments available to us, our actual outcomes could differ from our estimates.

We periodically evaluate long-lived assets (including goodwill) for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and the operational performance of our businesses. Actual impairment losses incurred could vary significantly from amounts that we estimate. Additionally, future events could cause us to conclude that impairment indicators exist and that associated long-lived assets of our businesses are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Accounting for employee benefit plans involves estimating the cost of benefits that are to be provided in the future and attempting to match, for each employee, that estimated cost to the period worked. To accomplish this, extensive use is made of advice from actuaries and assumptions are made about inflation, investment returns, mortality, employee turnover, and discount rates (see note 14 of the notes to the consolidated financial statements) that ultimately impact amounts recorded. While we believe that the amounts recorded in the accompanying financial statements related to these benefit plans are based on the best estimates and judgments available to us, our actual outcomes could differ from our estimates.

FORWARD-LOOKING STATEMENTS

This Annual Report and other communications to stockholders, as well as oral statements made by our representatives, may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, our outlook for future periods, supply and demand, pricing trends and market forces within the chemical industry, cost reduction strategies and their results, planned capital expenditures, long-term objectives of management and other statements of expectations concerning matters that are not historical facts.

Predictions of future results contain a measure of uncertainty, and accordingly, actual results could differ materially due to various factors. Factors that could change forward-looking statements include changes in the general economy, changes in demand for our products or increases in overall industry capacity that could affect production volumes and/or pricing, changes and/or cyclicality in the industries to which our products are sold, availability and pricing of raw materials, technological changes affecting production, difficulty in plant operations and product transportation, governmental and environmental regulations and other unforeseen circumstances. A number of these factors are discussed in the Annual Report on Form 10-K and in our other periodic filings with the Securities and Exchange Commission.

ENVIRONMENTAL

Our operations are subject to increasingly stringent federal, state and local laws and regulations relating to environmental quality. These regulations, which are enforced principally by the United States Environmental Protection Agency and comparable state agencies, govern the management of solid hazardous waste, emissions into the air and discharges into surface and underground waters, and the manufacture of chemical substances.

We believe that we are in material compliance with all the current environmental laws and regulations. We estimate that any expenses incurred in maintaining compliance with these requirements will not materially affect earnings or cause us to exceed our level of anticipated capital expenditures. However, there can be no assurance that regulatory requirements will not change, and therefore, it is not possible to accurately predict the aggregate cost of compliance resulting from any such changes.

IN THOUSANDS, EXCEPT SHARE DATA	DECEMBER 31, 2001	2000
ASSETS		
Cash and cash equivalents	$ 10,030	$ 2,042
Receivables, net of allowance for doubtful accounts of $2,407 in 2001 and $2,372 in 2000	127,860	145,789
Inventories	76,119	123,156
Prepaid expenses	6,358	7,607
Deferred income taxes	7,097	5,243
Total current assets	227,464	283,837
Property, plant and equipment, at cost	1,017,700	1,004,861
Less accumulated depreciation	449,252	378,084
Property, plant and equipment, net	568,448	626,777
Goodwill	77,720	80,198
Other assets	69,189	55,797
Total assets	$ 942,821	$1,046,609
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current portion of long-term debt	$ 38,677	$ 9,794
Accounts payable	72,984	147,949
Interest payable	4,946	5,388
Accrued compensation	6,379	10,380
Other accrued liabilities	16,918	15,420
Total current liabilities	139,904	188,931
Long-term debt	585,415	622,541
Deferred income taxes	120,868	116,545
Stockholders' equity		
Preferred stock – $0.01 par value; 75,000,000 shares authorized; no shares issued	–	–
Common stock – $0.01 par value; 75,000,000 shares authorized; shares issued and outstanding: 31,915,237 in 2001 and 31,714,280 in 2000	319	317
Additional paid-in capital	15,624	12,478
Retained earnings	83,606	105,797
Accumulated other comprehensive loss (net of tax):		
Cumulative interest rate swap valuation to market	(2,363)	–
Additional minimum pension liability	(552)	–
Total accumulated other comprehensive loss	(2,915)	–
Total stockholders' equity	96,634	118,592
Total liabilities and stockholders' equity	$ 942,821	$1,046,609

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

GEORGIA GULF CORPORATION AND SUBSIDIARIES

IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA	YEAR ENDED DECEMBER 31, 2001	2000	1999
Net sales	**$1,205,896**	$1,581,653	$908,974
Operating costs and expenses			
Cost of sales	**1,125,439**	1,367,986	765,323
Selling, general and administrative expenses	**44,665**	45,634	40,845
Asset write-off and other related charges	**5,438**	–	–
Total operating costs and expenses	**1,175,542**	1,413,620	806,168
Operating income	**30,354**	168,033	102,806
Other income (expense)			
Interest expense	**(57,500)**	(67,971)	(34,978)
Interest income	**185**	230	141
Income (loss) from continuing operations before income taxes	**(26,961)**	100,292	67,969
Provision (benefit) for income taxes	**(14,918)**	36,112	24,808
Income (loss) from continuing operations	**(12,043)**	64,180	43,161
Discontinued operation			
Loss from discontinued operation, net	**–**	–	(2,525)
Loss on disposal of discontinued operation, net	**–**	–	(7,631)
Net income (loss)	**$ (12,043)**	$ 64,180	$ 33,005
Earnings (loss) per share			
Basic			
Continuing operations	**$ (0.38)**	$ 2.04	$ 1.39
Discontinued operation	**–**	–	(0.32)
	$ (0.38)	$ 2.04	$1.07
Diluted			
Continuing operations	**$ (0.38)**	$ 2.03	$ 1.38
Discontinued operation	**–**	–	(0.32)
	$ (0.38)	$ 2.03	$ 1.06
Weighted average common shares – basic	**31,715,592**	31,408,042	30,946,784
Weighted average common shares – diluted	**31,715,592**	31,539,854	31,106,680

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

GEORGIA GULF CORPORATION AND SUBSIDIARIES

IN THOUSANDS	YEAR ENDED DECEMBER 31, 2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	**$(12,043)**	$ 64,180	$ 33,005
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**72,579**	73,331	49,598
Asset write-off and other related charges	**5,438**	-	-
Provision for deferred income taxes	**2,469**	23,525	4,604
Tax benefit related to stock plans	**164**	2,048	840
Loss on disposal of discontinued operation, net	**-**	-	7,631
Loss from discontinued operation, net	**-**	-	2,525
Change in operating assets and liabilities, net of effects of acquisitions:			
Receivables	**17,928**	18,587	165
Inventories	**47,037**	(10,312)	(5,322)
Prepaid expenses	**1,250**	(2,167)	(2,199)
Accounts payable	**(74,965)**	4,051	5,230
Interest payable	**(442)**	(538)	3,654
Accrued income taxes	**-**	(494)	494
Accrued compensation	**(4,001)**	2,698	(548)
Accrued pension	**1,519**	-	(378)
Accrued liabilities	**(554)**	(7,734)	4,799
Other	**(15,134)**	(4,532)	(4,786)
Net cash provided by continuing operations	**41,245**	162,643	99,312
Net cash provided by discontinued operation	**-**	443	2,720
Net cash provided by operating activities	**41,245**	163,086	102,032
Cash flows from investing activities:			
Capital expenditures	**(17,848)**	(21,739)	(14,427)
Buyout of cogeneration operating lease	**-**	-	(103,303)
Acquisitions, net of cash acquired	**-**	-	(263,000)
Net cash used in investing activities	**(17,848)**	(21,739)	(380,730)
Cash flows from financing activities:			
Long-term debt proceeds	**86,549**	53,814	736,921
Long-term debt payments	**(94,794)**	(192,674)	(449,550)
Proceeds from issuance of common stock	**2,984**	5,305	4,414
Repurchase and retirement of common stock	**-**	(121)	-
Dividends	**(10,148)**	(10,053)	(9,907)
Net cash provided by (used in) financing activities	**(15,409)**	(143,729)	281,878
Net change in cash and cash equivalents	**7,988**	(2,382)	3,180
Cash and cash equivalents at beginning of year	**2,042**	4,424	1,244
Cash and cash equivalents at end of year	**$ 10,030**	$ 2,042	$ 4,424

The accompanying notes are an integral part of these consolidated financial statements.

IN THOUSANDS, EXCEPT SHARE DATA	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL STOCKHOLDERS' EQUITY
Balance, December 31, 1998	30,883,754	$309	$ –	$ 28,572	$ –	$ 28,881
Employee stock purchase and stock compensation plans	407,108	4	4,410	–	–	4,414
Tax benefit realized from stock purchase and stock compensation plans	–	–	840	–	–	840
Dividends paid	–	–	–	(9,907)	–	(9,907)
Net income	–	–	–	33,005	–	33,005
Balance, December 31, 1999	31,290,862	313	5,250	51,670	–	57,233
Employee stock purchase and stock compensation plans	432,818	4	5,301	–	–	5,305
Tax benefit realized from stock purchase and stock compensation plans	–	–	2,048	–	–	2,048
Repurchase and retirement of common stock	(9,400)	–	(121)	–	–	(121)
Dividends paid	–	–	–	(10,053)	–	(10,053)
Net income	–	–	–	64,180	–	64,180
Balance, December 31, 2000	31,714,280	317	12,478	105,797	–	118,592
Employee stock purchase and stock compensation plans	**200,957**	**2**	**2,982**	**–**	**–**	**2,984**
Tax benefit realized from stock purchase and stock compensation plans	**–**	**–**	**164**	**–**	**–**	**164**
Dividends paid	**–**	**–**	**–**	**(10,148)**	**–**	**(10,148)**
Subtotal	**200,957**	**2**	**3,146**	**(10,148)**	**–**	**(7,000)**
Net loss	**–**	**–**	**–**	**(12,043)**	**–**	**(12,043)**
Other comprehensive loss (net of tax)						
Cumulative interest rate swap valuation to market	**–**	**–**	**–**	**–**	**(2,363)**	**(2,363)**
Additional minimum pension liability	**–**	**–**	**–**	**–**	**(552)**	**(552)**
Comprehensive loss	**–**	**–**	**–**	**(12,043)**	**(2,915)**	**(14,958)**
Balance, December 31, 2001	**31,915,237**	**$319**	**$15,624**	**$ 83,606**	**$(2,915)**	**$ 96,634**

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 : SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation–The consolidated financial statements include the accounts of Georgia Gulf Corporation and its subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

Nature of Operations–We are a manufacturer and international marketer of chemical products. Our products are primarily intermediate chemicals sold for further processing into a wide variety of end-use applications, including plastic pipe and pipe fittings, siding and window frames, bonding agents for wood products, high-quality plastics, acrylic sheeting and coatings for wire and cable.

Use of Estimates–Management is required to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes prepared in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and Cash Equivalents–Marketable securities that are highly liquid with an original maturity of three months or less are considered to be the equivalent of cash for purposes of financial statement presentation.

Inventories–Inventories are valued at the lower of cost (first-in, first-out) or market. Costs include raw materials, direct labor and manufacturing overhead. Market is based on current replacement cost for raw materials and supplies and on net realizable value for finished goods.

Property, Plant and Equipment–Property, plant and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred, and major renewals and improvements are capitalized. Interest expense attributable to funds used in financing the construction of major plant and equipment is capitalized. Interest expense capitalized during 2001, 2000 and 1999 was $1,029,000, $1,171,000 and $948,000, respectively. Depreciation is computed using the straight-line method over the estimated useful lives of the assets for book purposes, with accelerated methods being used for income tax purposes. Depreciation expense totaled approximately $71,190,000 (including the $4.9 million asset write-off), $66,500,000 and $47,300,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

The estimated useful lives of the assets are as follows:

Buildings and land improvements	20-30 years
Machinery and equipment	3-15 years

Goodwill–Goodwill of $86,725,000 was capitalized in connection with the acquisition of North American Plastics, Inc. in 1998 . The goodwill is being amortized over a 35-year period. Goodwill amortized to cost of sales during 2001, 2000 and 1999 was $2,478,000, $2,478,000 and $2,478,000, respectively. Accumulated amortization of goodwill totaled approximately $9,005,000 and $6,527,000 at December 31, 2001 and 2000, respectively. Effective January 1, 2002, with the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, we will no longer amortize goodwill (see note 2).

Other Assets–Other assets primarily consist of advances for long-term raw materials purchase contracts and debt issuance costs (see note 9). Advances for long-term raw materials purchase contracts are being amortized as additional raw materials costs over the 15-year life of the related contracts in proportion to raw materials delivery. Debt issuance costs are being amortized to interest expense using the effective interest rate method over the term of the related indebtedness.

Long-Lived Assets – We evaluate long-lived assets, including goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is probable that undiscounted future cash flows will not be sufficient to recover an asset's carrying amount, the asset will be written down to its fair value (see note 8).

Financial Instruments – We do not use derivatives for trading purposes. Interest rate swap and cap agreements, forms of derivatives, are used to manage interest costs on certain portions of our long-term debt (see note 18). Accumulated other comprehensive income in the statements of stockholders' equity includes unrealized gains and losses (net of tax) in the fair value of certain derivative instruments that qualify for hedge accounting. If subsequent to being hedged underlying transactions are no longer likely to occur, the related derivative gains and losses are recognized currently as income or expense. Amounts paid or received on the interest rate swap agreements are recorded to interest expense as incurred. As of December 31, 2001 and 2000, the interest rate swap agreement was the only derivative financial instrument outstanding.

Revenue Recognition – Revenue is recognized when an agreement exists, product is shipped, prices are determinable and collectibility is reasonably assured.

Shipping and Handling Costs – All amounts billed to a customer in a sale transaction related to shipping and handling are classified as revenue. Shipping and handling fees billed to customers increased sales and cost of goods sold by $54.9 million in 2001, $62.5 million in 2000 and $51.2 million in 1999.

Environmental Expenditures – Environmental expenditures related to current operations or future revenues are expensed or capitalized consistent with our capitalization policy. Expenditures that relate to an existing condition caused by past operations and that do not contribute to future revenues are expensed. Liabilities are recognized when environmental assessments or cleanups are probable and the costs can be reasonably estimated.

Earnings Per Share – Basic earnings per share are computed based on the weighted average number of common shares outstanding during the respective periods. Diluted earnings per share are computed based on the weighted average number of common shares outstanding, adjusted for dilutive potential issuances of common stock. A reconciliation of the number of shares used for computing basic and diluted earnings per share is presented in note 19.

Stock-Based Compensation – Stock-based compensation is recognized using the intrinsic value method. Pro forma net income and earnings per share impacts are presented in note 13 as if the fair value method had been applied.

Comprehensive Income – SFAS No. 130, "Reporting Comprehensive Income," requires additional disclosure and presentation of amounts comprising comprehensive income beyond net income. As a result, comprehensive income is presented net of tax within the accompanying statements of stockholders' equity for the year ending December 31, 2001. There are no differences between comprehensive income and net income for the years ended December 31, 2000 and December 31, 1999.

NOTE 2 : NEW ACCOUNTING PRONOUNCEMENTS

During June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for by a single method – the purchase method. The adoption of SFAS No. 141 did not impact our financial statements as of December 31, 2001. On January 1, 2002, we adopted SFAS No. 142. SFAS No. 142 requires companies to cease amortizing existing (as of June 30, 2001) goodwill after December 31, 2001. SFAS No. 142 also prohibits the amortization of goodwill resulting from acquisitions completed after June 30, 2001. Additionally, SFAS No. 142 specifies that companies will be required to periodically test existing goodwill and some intangible assets for asset impairment. In accordance with SFAS No. 142 we have six months subsequent to the adoption of the Statement to complete the first step of the transitional goodwill impairment test. Pursuant to the adoption of SFAS No. 142 we have established our reporting units based on our reporting structure and assigned goodwill in a reasonable and supportable manner. We expect to complete the transitional test within the six-month period and will report the results of that testing subsequent to its completion. Pursuant to the adoption of SFAS 142 we will annually test goodwill for impairment on the anniversary of our transitional goodwill impairment test. We presently anticipate the impact of adopting SFAS 142 will be to eliminate $2.5 million in annual amortization expense.

During June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that a liability for an asset retirement obligation be recognized in the period incurred at fair value, if a reasonable estimate of fair value can be made. Any associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. We will adopt SFAS No. 143 on January 1, 2003. Management does not believe the adoption of SFAS 143 will have a material effect on our consolidated financial statements.

During August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 clarifies financial accounting and reporting for assets held for sale, scheduled for abandonment or other disposal, and recognition of impairment losses related to the carrying value of long-lived assets. We will adopt SFAS 144 on January 1, 2002. Management does not believe the adoption of SFAS 144 will have a material effect on our consolidated financial statements.

NOTE 3 : ACQUISITIONS

On November 12, 1999, we completed the acquisition of the assets of the vinyls business of CONDEA Vista Company. The purchase included substantially all of the assets and net working capital of the vinyls business as of the date of acquisition. The acquisition was accounted for as a purchase, and the results of the vinyls business's operations have been included in our consolidated financial statements from the date of acquisition. The preliminary purchase price, including related fees and expenses, consisted of $263,000,000 of cash and the issuance of a $10,000,000 two-year, noninterest-bearing note payable to CONDEA Vista Company. The note was recorded at its net present value of $7,750,000 at the date of acquisition. During the second quarter of 2000, we paid CONDEA Vista Company approximately $16,286,000, representing an adjustment to the purchase price for actual working capital on the closing date. The final purchase price approximated the fair market value of the net assets acquired.

The following unaudited pro forma combined information presents the combined results of operations as if the acquisition had occurred at the beginning of fiscal 1999. The unaudited pro forma combined information is based upon the historical consolidated financial statements of Georgia Gulf and the vinyls business. Pro forma results include interest expense on debt incurred to finance the acquisition.

IN THOUSANDS, EXCEPT PER SHARE DATA	YEAR ENDED DECEMBER 31, 1999
Statement of income data:	
Net sales	$1,224,167
Income from continuing operations	31,376
Earnings per share from continuing operations:	
Basic	1.01
Diluted	1.01

In our opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of fiscal 1999 or of future operations of the combined companies under our ownership and management.

NOTE 4 : DISCONTINUED OPERATION

On September 2, 1999, we announced our decision to exit the methanol business at the end of 1999. In connection with the discontinuance of the methanol business, we incurred a one-time charge of $7,631,000, net of income tax benefits, related to the write-off of the methanol plant assets, net of expected proceeds, and an accrual for estimated losses during the phase-out period. The methanol plant remains idle and we intend to dismantle the facility at some time in the future. All methanol sales contracts were assigned, and our methanol customer list has been sold. Proceeds from sales of the methanol railcars, customer list and other discontinued plant assets approximated $2,900,000. The disposition of the methanol operations represents the disposal of a business segment under Accounting Principles Board ("APB") Opinion No. 30. Accordingly, results of this operation have been classified as discontinued, and prior periods have been restated, including the reallocation of fixed overhead charges to other business segments. For business segment reporting purposes, the methanol business results were previously classified as the segment "Gas Chemicals."

Sales and income from the discontinued operation are as follows:

IN THOUSANDS	YEAR ENDED DECEMBER 31, 1999
Net sales	$ 39,091
Pretax (loss) income from discontinued operation	(3,976)
Pretax loss on disposal of business segment	(12,017)
Income tax benefit (expense)	5,837
Net (loss) income from discontinued operation	$(10,156)

NOTE 5 : RECEIVABLES

During 2001, we terminated our asset securitization program. We had entered into an agreement pursuant to which we sold an undivided percentage ownership interest in a defined pool of our trade receivables on a revolving basis through a wholly-owned subsidiary to a third party (the "Securitization"). As collections reduced accounts receivable included in the pool, we sold ownership interests in new receivables to bring the ownership interests sold up to $75,000,000, as permitted by the Securitization. Prior to May 24, 2000, the Securitization permitted the sale of $50,000,000. In conjunction with the sale of receivables, we recorded losses of $2,200,000, $4,539,000 and $2,793,000 for 2001, 2000 and 1999, respectively, which are included as selling and administrative expenses in the accompanying consolidated statements of income. The losses were determined by applying a discount factor, as prescribed under the Securitization, to the monthly balance in the ownership interest sold.

On July 17, 2001, the sale of additional accounts receivable was restricted pursuant to a provision contained in our indenture governing our 10 3/8 percent senior subordinated notes. Therefore, we repurchased the outstanding interest ($60,000,000 as of July 17, 2001) in our receivables by utilizing the availability of the revolving portion of our senior credit facility. On July 20, 2001, GGRC Corp., as Seller, and Georgia Gulf Corporation and Georgia Gulf Chemicals and Vinyls, LLC, as Initial Servicers, and Blue Ridge Funding Corporation, as Purchaser, and Wachovia Bank, N.A., as administrative agent terminated the Securitization. Pursuant to the termination agreement, we are permitted to request that the Securitization be reinstated with identical terms and conditions upon written notice to, and subject to acceptance by, the administrative agent. During 2001, we received approximately $694.6 million from the revolving sales of receivables under the Securitization.

NOTE 6 : INVENTORIES

The major classes of inventories were as follows:

	DECEMBER 31,	
IN THOUSANDS	2001	2000
Raw materials and supplies	**$51,236**	$ 45,662
Finished goods	**24,883**	77,494
Inventories	**$76,119**	$123,156

NOTE 7 : PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

IN THOUSANDS	DECEMBER 31, 2001	2000
Machinery and equipment	**$ 949,520**	$ 926,394
Land and land improvements	**27,792**	27,792
Buildings	**31,965**	31,939
Construction in progress	**8,423**	18,736
Property, plant and equipment, at cost	**$1,017,700**	$1,004,861

NOTE 8 : ASSET WRITE-OFF AND OTHER RELATED CHARGES

Pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of," we assessed the recoverability of the remaining carrying value of the sodium chlorate plant when it became evident that it was technologically obsolete by industry standards and it could not currently comply with recently issued Louisiana environmental regulations. The estimated future undiscounted cash flows of the sodium chlorate plant did not justify the asset valuation that was recorded on our books. Pursuant to SFAS No. 121, a fair value analysis of the sodium chlorate plant indicated that it should be completely written off to reduce the carrying amount to its fair value. In addition to the impairment-related charges of $4.9 million, we accrued $0.5 million for post-closure related items.

NOTE 9 : OTHER ASSETS

Other assets, net of accumulated amortization, consisted of the following:

IN THOUSANDS	DECEMBER 31, 2001	2000
Advances and deposits for long-term purchase contracts	**$33,204**	$25,808
Debt issuance costs	**13,510**	15,401
Other	**22,475**	14,588
Other assets	**$69,189**	$55,797

Debt issuance costs amortized as interest expense during 2001, 2000 and 1999 were $3,261,000, $3,931,000 and $675,000, respectively.

NOTE 10 : LONG-TERM DEBT

Long-term debt consisted of the following:

IN THOUSANDS	DECEMBER 31, 2001	2000
Senior credit facility		
Tranche A term loan	**$ 92,670**	$100,471
Tranche B term loan	**195,363**	197,356
7⅝% notes due 2005	**100,000**	100,000
10⅜% notes due 2007	**200,000**	200,000
Other	**36,059**	34,508
Total debt	**624,092**	632,335
Less current portion	**38,677**	9,794
Long-term debt	**$585,415**	$622,541

On November 12, 1999, we entered into a new senior credit facility and issued $200,000,000 of eight-year unsecured 10⅜ percent notes. The senior credit facility included a tranche A term loan of $225,000,000, a tranche B term loan of $200,000,000 and a revolving credit facility of up to $100,000,000. The net proceeds from these transactions were used to fund the acquisition of the vinyls business (see note 3), replace the prior unsecured revolving credit facility and term loan, purchase assets leased pursuant to the cogeneration facility lease (see note 16) and pay related fees and expenses of approximately $16,598,000.

On June 30, 2001, we entered into amendment no. 2 to the senior credit facility dated as of November 12, 1999. The amendment modified the existing financial covenants relating to the leverage ratio and the interest coverage ratio through December 31, 2002. The amendment also increased the applicable interest margin in cases where the leverage ratio is greater than 5.0:1 by 25 basis points or 0.25 percent. We were required to pay an amendment fee equal to 0.25 percent of the sum of the revolving facility, outstanding term loans and unused commitments on June 30, 2001.

Under the senior credit facility, the tranche A term loan and the revolving credit facility mature November 12, 2005 and the tranche B term loan matures November 12, 2006. As of December 31, 2001, $95.0 million was available for borrowing under the terms of the senior credit facility. An annual commitment fee, which ranges from 0.375 percent to 0.5 percent (currently 0.5 percent), is required to be paid on the undrawn portion of the commitments under the senior credit facility. For any of the loans under the senior credit facility, we may choose to pay interest based on the prime rate of the JP Morgan Chase Bank plus the applicable pricing margin or London Interbank Offered Rate ("LIBOR") plus the applicable pricing margin. For 2001 and 2000, the average interest rate for the tranche A term loan was 6.74 percent and 8.75 percent, for the tranche B term loan was 7.11 percent and 9.19 percent and for the revolving credit facility was 7.79 percent and 10.55 percent, respectively. The senior credit facility is secured by substantially all of our assets, including real and personal property, inventory, accounts receivable and intangibles.

We have $100,000,000 principal amount of 7⅝ percent notes outstanding, which are due November 2005. Interest on the notes is payable semiannually on May 15 and November 15 of each year. The notes are not redeemable prior to maturity. In accordance with the indenture relating to the 7⅝ percent notes, at the closing of the senior credit facility, the 7⅝ percent notes became secured equally and ratably with the senior credit facility. The 7⅝ percent notes are secured by substantially all of our assets, including real and personal property, inventory, accounts receivable and intangibles.

In November 1999, we issued $200,000,000 of unsecured 10⅜ percent notes, which are due November 2007. Interest on the notes is payable on May 1 and November 1 of each year, commencing May 1, 2000. Prior to November 1, 2002, we may on any one or more occasions redeem up to 35 percent of the original principal amount of the notes with the net cash proceeds of one or more equity offerings at a redemption price of 110.375 percent of the principal amount of the notes. On or after November 1, 2003, we may redeem the notes in whole or part, initially at 105.188 percent of their principal amount, and thereafter at prices declining annually to 100 percent on or after November 1, 2006.

On November 12, 1999, we terminated our prior unsecured revolving credit facility and term loan. The interest rate on the revolving credit facility was based on LIBOR and averaged 5.51 percent for 1999. The average interest rate for the term loan agreement was 7.04 percent for 1999. The LIBOR-based variable interest rate on the term loan was fixed at a rate ranging from 6.71 percent to 7.04 percent using interest rate swap agreements.

Under the senior credit facility and the indentures related to the 7⅝ percent notes and 10⅜ percent notes, we are subject to certain restrictive covenants, the most significant of which require us to maintain certain financial ratios and limit our ability to pay dividends, make investments, grant liens, sell our assets and engage in certain other activities.

Scheduled maturities of long-term debt outstanding at December 31, 2001 are $38,677,000 in 2002, $22,310,000 in 2003, $24,568,000 in 2004, $124,568,000 in 2005, $187,388,000 in 2006 and $226,580,000 thereafter. Cash payments for interest during 2001, 2000 and 1999, excluding debt issuance costs, were $54,736,000, $63,123,000 and $31,133,000, respectively.

NOTE 11 : RELATED PARTY TRANSACTIONS

PHH Monomers, LLC ("PHH"), is our 50 percent-owned manufacturing joint venture with PPG Industries, Inc ("PPG"). Pursuant to the terms of the operating agreement and the manufacturing and services agreement, PPG is the operator of PHH. We pay for 50 percent of the raw materials ($76.4 million in 2001, $116.9 million in 2000 and $13.4 million in 1999) and processing costs ($23.4 million in 2001, $23.9 million in 2000 and $3.2 million in 1999) and we have the right to 50 percent of the vinyl chloride monomer ("VCM") production of PHH, which is located in close proximity to our Lake Charles VCM facility. PHH has a capacity of 1,150 million pounds. The chlorine needs of our Lake Charles VCM facility and the PHH Monomer's facility are supplied via pipeline, under a long-term contract with PPG. The chlorine contracts are primarily market price-based.

NOTE 12 : STOCKHOLDERS' EQUITY

During 2000, we repurchased 9,400 shares of common stock for $121,000. As of December 31, 2001, we had authorization to repurchase 5,216,200 additional shares under a common stock repurchase program that is currently suspended. During 2001, we did not repurchase any shares of our common stock.

Each outstanding share of common stock is accompanied by a preferred stock purchase right, which entitles the holder to purchase from us 1/100th of a share of Junior Participating Preferred Stock for $90.00, subject to adjustment in certain circumstances. The rights expire on April 27, 2010 and may be redeemed by us for $0.01 per right until the earlier to occur of (1) the tenth calendar day following announcement by us that a person or group (other than us or certain related persons) beneficially owns 15 percent or more of our outstanding shares of common stock (an "Acquiring Person") or (2) the tenth business day following the commencement of a tender or exchange offer that would result in a person or group becoming an Acquiring Person (the earliest of any such date, the "Distribution Date"). The rights first become exercisable on the Distribution Date. Subject to certain conditions, if a person or group becomes an Acquiring Person, each right will entitle its holder (other than the Acquiring Person) to receive, upon exercise, common stock having a market value equal to two times the right's exercise price. In addition, subject to certain conditions, if we are involved in a merger or certain other business combination transactions, each right will entitle its holder (other than an Acquiring Person) to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the right's exercise price.

In connection with the stock purchase rights described above, 15,000,000 of the authorized shares of preferred stock are designated Junior Participating Preferred Stock. If issued, the Junior Participating Preferred Stock would be entitled, subject to the prior rights of any senior preferred stock, to a dividend equal to the greater of $0.01 or that which is paid on the common shares.

NOTE 13 : STOCK OPTION AND PURCHASE PLANS

Options to purchase our common stock have been granted to employees under a plan adopted in 1998. Under the 1998 Equity and Performance Incentive Plan, approved by our stockholders, we may grant options to purchase up to 2,000,000 shares to employees and non-employee directors. Option prices are equal to the closing price of our stock on the date of grant. Options vest over a one- or three-year period from the date of grant and expire no more than ten years after the grant. Options to purchase our common stock under a 1990 plan expired during 2000.

A summary of stock option activity under all plans is as follows:

	YEAR ENDED DECEMBER 31,					
	2001		2000		1999	
	SHARES	EXERCISE PRICE[1]	SHARES	EXERCISE PRICE[1]	SHARES	EXERCISE PRICE[1]
Outstanding at beginning of year	**1,452,583**	**$27.70**	1,697,731	$25.46	952,386	$24.75
Granted	**490,500**	**16.90**	-	-	963,000	22.69
Exercised	**(1,000)**	**15.44**	(195,865)	9.12	(188,655)	7.93
Forfeited/Expired	**(57,333)**	**24.44**	(49,283)	24.34	(29,000)	25.00
Outstanding at year end	**1,884,750**	**$25.00**	1,452,583	$27.70	1,697,731	$25.46
Exercisable at year end	**1,120,926**	**$28.98**	752,759	$30.19	500,900	$25.62
Options available for grant	**283,666**		716,833		730,827	

[1] Weighted average

The following table summarizes information about stock options at December 31, 2001:

	OUTSTANDING STOCK OPTIONS			EXERCISABLE STOCK OPTIONS	
RANGE OF EXERCISE PRICES	SHARES	EXERCISE PRICE[1]	REMAINING CONTRACTUAL LIFE[1]	SHARES	EXERCISE PRICE[1]
$15.44 to $25.00	881,250	$16.25	8.21 years	271,088	$15.45
$25.01 to $35.00	470,500	29.31	7.96 years	316,838	29.31
$35.01 to $36.50	533,000	35.66	4.98 years	533,000	35.66
Total $15.44 to $36.50	1,884,750	$25.00	7.23 years	1,120,926	$28.98

[1] Weighted average

Our stockholders have approved a qualified, noncompensatory employee stock purchase plan, which allows employees to acquire shares of common stock through payroll deductions over a twelve-month period. The purchase price is equal to 85 percent of the fair market value of the common stock on either the first or last day of the subscription period, whichever is lower. Purchases under the plan are limited to 15 percent of an employee's base salary. In connection with this stock purchase plan, 823,180 shares of common stock are reserved for future issuances. Under this plan, 199,957, 236,953 and 218,453 shares of common stock were issued at $14.85, $14.85 and $13.36 per share during 2001, 2000 and 1999, respectively.

We account for our stock-based compensation plans in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and comply with SFAS No. 123, "Accounting for Stock-Based Compensation," for disclosure purposes. Under these provisions, no compensation was recognized in 2001, 2000 and 1999 for our stock option plans or our stock purchase plan.

For SFAS No. 123 purposes, the fair value of each stock option and stock purchase right for 2001, 2000 and 1999 has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rates of 5.26 percent, 6.11 percent and 5.30 percent; dividend yields of 2.00 percent, 1.00 percent and 1.56 percent; and expected volatilities of 0.44, 0.44 and 0.46. The expected life of a right and option was assumed to be one year and nine years, respectively, for all years. The weighted average fair value of options granted was $8.00 and $7.64 for the years ended December 31, 2001 and 1999, respectively. Using these assumptions, the amount of compensation expense under the fair value method related to the stock option grants in 2001 and 1999 would have been $3,413,000 and $1,861,000 for 2001 and 1999, respectively. There were no stock option grants in 2000. Also using these assumptions, the compensation expense under the fair value method for the stock purchase plan rights for 2001, 2000 and 1999 would have been $1,152,000, $1,392,000 and $1,140,000, respectively. Had compensation expense been determined consistently with SFAS No. 123, utilizing the assumptions previously detailed, our net income (loss) and earnings (loss) per common share would have been the following pro forma amounts:

	YEAR ENDED DECEMBER 31,		
IN THOUSANDS, EXCEPT PER SHARE DATA	2001	2000	1999
Net income (loss)			
As reported	**$(12,043)**	$64,180	$33,005
Pro forma	**(14,227)**	61,105	31,124
Basic earnings (loss) per share			
As reported	**$ (0.38)**	$ 2.04	$ 1.07
Pro forma	**(0.45)**	1.95	1.01
Diluted earnings (loss) per share			
As reported	**$ (0.38)**	$ 2.03	$ 1.06
Pro forma	**(0.45)**	1.94	1.00

NOTE 14 : EMPLOYEE BENEFIT PLANS

We have certain pension, savings and profit-sharing plans that cover substantially all of our employees. The expense incurred for these plans was approximately $4,707,000, $4,452,000 and $3,343,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Most employees are covered by defined contribution plans under which we make contributions to individual employee accounts and by defined benefit plans for which the benefits are based on years of service and the employee's compensation or for which the benefit is a specific monthly amount for each year of service. Our policy on funding the defined benefit plans is to contribute an amount within the range of the minimum required and the maximum tax-deductible contribution.

On a weighted average basis, the following assumptions were used in the accounting for the net periodic benefit costs of the defined benefit plans:

	YEAR ENDED DECEMBER 31,		
	2001	2000	1999
Discount rate	**7.25%**	7.75%	7.75%
Expected return on plan assets	**9.00%**	9.00%	9.00%
Rate of compensation increase	**6.15%**	5.50%	5.50%

The amount of net periodic benefit cost recognized includes the following components:

	YEAR ENDED DECEMBER 31,		
IN THOUSANDS	2001	2000	1999
Components of periodic benefit cost:			
Service cost	**$ 2,528**	$ 2,976	$ 2,297
Interest cost	**3,837**	3,524	3,216
Expected return on assets	**(5,112)**	(6,104)	(5,512)
Amortization of:			
Transition obligation	**375**	344	343
Prior service cost	**97**	97	95
Actuarial gain	**(1,089)**	(1,180)	(807)
	636	(343)	(368)
Settlement benefit	**-**	262	-
Total net periodic benefit (income) cost	**636**	$ (81)	$ (368)

The reconciliations of the beginning and ending balances of the benefit obligation for our defined benefit plans and the fair value of plan assets were as follows:

IN THOUSANDS	DECEMBER 31, 2001	2000
Change in benefit obligation:		
Net benefit obligation at beginning of year	**$47,959**	$43,025
Service cost	**2,528**	2,976
Interest cost	**3,837**	3,524
Actuarial loss	**3,571**	159
Plan amendments	**-**	38
Settlements	**-**	(471)
Gross benefits paid	**(1,613)**	(1,292)
Net benefit obligation at end of year	**$56,282**	$47,959
Change in plan assets:		
Fair value of plan assets at beginning of year	**$71,249**	$68,405
Actual return on plan assets	**(7,288)**	4,465
Employer contributions	**853**	466
Settlements	**-**	(795)
Gross benefits paid	**(1,613)**	(1,292)
Fair value of plan assets at end of year	**$63,201**	$71,249

The funded status of our defined benefit plans and the amounts recognized in the statement of financial position were as follows:

IN THOUSANDS	DECEMBER 31, 2001	2000
Reconciliation of funded status:		
Funded status at end of year	**$ 6,919**	$ 23,290
Unrecognized net actuarial gain	**(6,832)**	(23,892)
Unrecognized prior service cost	**320**	417
Unrecognized net transition obligation	**1,198**	1,574
Net amount recognized at end of year	**$ 1,605**	$ 1,389
Amounts recognized in the statement of financial position:		
Prepaid benefit cost	**$ 7,541**	$ 6,488
Accrued benefit cost	**(5,937)**	(5,099)
Additional minimum liability	**(1,097)**	(423)
Intangible asset	**235**	423
Accumulated other comprehensive income	**863**	-
Net amount recognized at end of year	**$ 1,605**	$ 1,389

NOTE 15 : INCOME TAXES

The provision (benefit) for income taxes was as follows:

IN THOUSANDS	YEAR ENDED DECEMBER 31, 2001	2000	1999
Current:			
Federal	**$(19,341)**	$11,669	$18,472
State	**314**	918	1,732
	(19,027)	12,587	20,204
Deferred:			
Federal	**3,057**	21,433	3,957
State	**1,052**	2,092	647
	4,109	23,525	4,604
Provision for income taxes	**$(14,918)**	$36,112	$24,808

The difference between the statutory federal income tax rate and our effective income tax rate is summarized as follows:

IN THOUSANDS	YEAR ENDED DECEMBER 31, 2001	2000	1999
Statutory federal income tax rate	**(35.0)%**	35.0%	35.0%
State income taxes, net of federal benefit	**3.3**	2.0	2.3
Effect of favorable settlement of tax audits	**(19.3)**	–	–
Extraterritorial income exclusion	**(2.6)**	–	–
Percentage depletion	**(2.1)**	(0.6)	(0.6)
Other	**0.4**	(0.4)	(0.2)
Effective income tax rate	**(55.3)%**	36.0%	36.5%

Cash payments for income taxes during 2001, 2000 and 1999 were $1,100,000, $32,201,000 and $6,474,000 respectively.

Our net deferred tax liability consisted of the following major items:

IN THOUSANDS	DECEMBER 31, 2001	2000
Deferred tax assets:		
Receivables	**$ 901**	$ 808
Inventories	**1,156**	1,437
Vacation	**1,950**	1,944
Other	**3,090**	1,054
Total deferred tax assets	**7,097**	5,243
Deferred tax liability:		
Property, plant and equipment	**(120,868)**	(116,545)
Net deferred tax liability	**$(113,771)**	$(111,302)

We believe, based on our history of operating expenses and expectations for the future, that future taxable income will be sufficient to fully utilize the deferred tax assets at December 31, 2001.

NOTE 16 : COMMITMENTS AND CONTINGENCIES

LEASES–We lease railcars, storage terminals, computer equipment, automobiles and warehouse and office space under noncancelable operating leases with varying maturities through the year 2014. Future minimum payments under these noncancelable operating leases as of December 31, 2001 were $17,010,000 for 2002, $12,396,000 for 2003, $8,734,000 for 2004, $6,865,000 for 2005, $6,164,000 for 2006 and $21,631,000 thereafter. Total lease expense was approximately $20,351,000, $21,483,000 and $22,892,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

On November 12, 1999, we exercised our option to purchase the 250-megawatt cogeneration facility located at our Plaquemine, Louisiana complex for a net cash purchase price of approximately $103,303,000. The cogeneration facility was previously leased under an operating lease. Lease expense relating to the cogeneration facility was approximately $9,904,000 for 1999.

PURCHASE COMMITMENTS–We have certain take-or-pay raw material purchase agreements with various terms extending through 2014. The aggregate amount of the fixed and determinable portion of the required payments under these agreements as of December 31, 2001 was $7,143,000 for each of the years 2001 through 2007 and $4,648,000 for the year 2008.

LEGAL PROCEEDINGS–Georgia Gulf is a party to numerous individual and several class-action lawsuits filed against the Company, among other parties, arising out of an incident that occurred in September 1996 in which workers were exposed to a chemical substance on our premises in Plaquemine, Louisiana. The substance was later identified to be a form of mustard agent, which occurred as a result of an unforeseen chemical reaction. All of the actions claim one or more forms of compensable damages, including past and future wages, past and future physical and emotional pain and suffering. The lawsuits were originally filed in Louisiana state court in Iberville Parish.

In September 1998, the state court trial judge granted the plaintiffs' motion permitting the filing of amended petitions that added the additional allegations that we had engaged in intentional conduct against the plaintiffs. Amended petitions making such allegations were filed. Our two insurers notified us that they were reserving their rights to deny coverage to the extent liability could be established due to such intentional conduct in accordance with their insurance policies. We disputed the insurers' reservation of rights. In December 1998, as required by the terms of the insurance policies, each insurer demanded arbitration of the issue of the insurers' duties relating to the intentional conduct allegations.

As a result of the arbitrations relating to the insurance issue, as permitted by federal statute, the insurers removed the cases to United States District Court in December 1998. The plaintiffs' motion to remand was denied in March 1999.

Following removal of these actions and unsuccessful attempts by plaintiffs to remand the cases, we were able to settle the claims of all but three worker plaintiffs (and their collaterals) who had filed suit prior to removal. These settlements included the vast majority of those claimants believed to be the most seriously injured. The settled cases are in the final processes of being dismissed with prejudice. Negotiations regarding the remaining claims of the three worker plaintiffs are ongoing.

Following these settlements, we were sued by approximately 400 additional plaintiff workers (and their collaterals) who claim that they were injured as a result of the incident. After negotiation, including a mediation, we reached an agreement for the settlement of these additional claims. This settlement, which is on a class basis, will resolve the claims of all workers who claim to have been exposed and injured as a result of the incident other than those workers who opt out of the class settlement. We are aware of two worker plaintiffs and one collateral who have filed suit in state court who have opted not to participate in the class settlement, as well as the three worker plaintiffs whose claims are pending in federal court (see discussion above).

We have also been notified that we may be added as a party to a currently pending suit in federal court brought by our present and former employees for injuries allegedly stemming from the incident. We believe that we possess a number of valid legal defenses to such claims, including worker's compensation immunity and statutes of limitations defenses.

Based on the present status of the proceedings, we believe the liability ultimately imposed on us will not have a material effect on our financial position or on our results of operations.

On July 31, 2000, Georgia Gulf Lake Charles, LLC, received a Complaint, Compliance Order and Notice of Opportunity for a Hearing from the United States Environmental Protection Agency, Region 6 ("EPA"), which arose from an inspection conducted by the EPA at the Lake Charles facility on December 6–8, 1999. The EPA is seeking to assess a fine of $701,605 and to require certain corrective actions to be taken as a result of various alleged violations of the United States Resource Conservation and Recovery Act, including failure to make adequate hazardous waste determinations, failure to adequately characterize wastes before disposal, and failure to obtain permits for operations of alleged hazardous waste facilities.

In July 2001, the Administrative Law Judge assigned to the case consolidated the case with a case the EPA had asserted against CONDEA Vista (now Sasol North America Inc.) involving common issues of law and fact. A case management order has been issued and the EPA has filed its prehearing exchange. Procedural motions relating to the prehearing exchange are pending. We believe the EPA's allegations are without merit. In addition to the administrative actions, we are participating in ongoing settlement discussions with the EPA. Under the terms of the asset purchase agreement by which we acquired the Lake Charles VCM plant from CONDEA Vista, we have notified CONDEA Vista of our claim that these potential penalties are properly the responsibility of CONDEA Vista, and we have requested indemnity from CONDEA Vista. We have not received a response to this request.

In addition, we are subject to other claims and legal actions that may arise in the ordinary course of business. We believe that the ultimate liability, if any, with respect to these other claims and legal actions will not have a material effect on our financial position or on our results of operations.

NOTE 17 : EXPORT SALES

Export sales were approximately 13 percent, 11 percent and 14 percent of our sales for the years ended December 31, 2001, 2000 and 1999, respectively. The principal international markets we serve include Canada, Mexico, Latin America, Europe and Asia.

NOTE 18 : DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 requires that we recognize all derivative instruments on the balance sheet at fair value, and changes in the derivative's fair value must be currently recognized in earnings or comprehensive income, depending on the designation of the derivative. If the derivative is designated a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative is recorded in comprehensive income and is recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings currently.

We maintain floating rate debt (i.e., senior credit facility), which exposes us to changes in interest rates going forward. On November 30, 2000, we entered into a new interest swap agreement for a notional amount of $100 million, which has been designated as a cash flow hedge to effectively convert a portion of our outstanding senior credit facility (tranche B term loan) to a fixed rate basis, thus reducing the impact of interest rate changes on future income. This agreement involves the receipt of floating rate amounts in exchange for fixed rate interest payments at an interest rate of 6.273 percent over the life of the agreement without an exchange of the underlying principal amounts. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. Upon adoption of SFAS 133 on January 1, 2001, we recognized an unrealized loss of approximately $1.1 million related to the interest rate swap, which was recorded as part of long-term liabilities and accumulated other comprehensive income. The reclassification of amounts associated with the interest rate swap into the statement of income is anticipated to occur through the maturity date of the interest rate swap agreement, which expires November 29, 2002. The change in fair value of the interest rate swap from January 1, 2001 to December 31, 2001 was $2.6 million.

During 2000, various interest swaps previously designated as hedges against our senior credit facility floating rate debt were canceled. The gain on the terminations amounted to $936,000 and will be amortized as an offset to interest expense over the term of the related indebtedness.

Following is a summary of financial instruments where the fair values differ from the recorded amounts as of December 31, 2001 and 2000:

	DECEMBER 31,			
	2001		2000	
IN THOUSANDS	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Long-term debt:				
7 5/8% notes due 2005	**$100,000**	**$101,801**	$100,000	$ 94,057
10 3/8% notes due 2007	**200,000**	**210,500**	200,000	185,500
Interest rate swap agreement in payable position	**–**	**(3,692)**	–	(1,062)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

DEBT–The fair values of the 7 5/8 percent notes and the 10 3/8 percent notes were based on quoted market prices. The carrying amounts of the Senior Credit Facility, revolving credit loan and the term loan were assumed to approximate fair value due to the floating market interest rates to which the respective agreements are subject.

INTEREST RATE SWAP AGREEMENT–The fair value of the interest rate swap agreement was estimated by obtaining a quote from a broker.

NOTE 19 : EARNINGS PER SHARE

There are no adjustments to "Net income" or "Income from continuing operations" for the diluted earnings per share computations.

The following table reconciles the denominator for the basic and diluted earnings per share computations shown on the consolidated statements of income:

IN THOUSANDS	YEAR ENDED DECEMBER 31, 2001	2000	1999
Weighted average shares outstanding – basic	**31,716**	31,408	30,947
Plus incremental shares from assumed conversions:			
Options	–	76	109
Employee stock purchase plan rights	–	56	51
Weighted average shares outstanding – diluted	**31,716**	31,540	31,107

Incremental shares from assumed conversions are antidilutive for the year ended December 31, 2001. On December 31, 2001 there were 879,750 dilutive options. In addition, 199,957 employee stock purchase plan rights were exercised on December 31, 2001.

NOTE 20 : SEGMENT INFORMATION

In accordance with the requirements of SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," we have identified two reportable segments through which we conduct our operating activities: chlorovinyls and aromatics. These two segments reflect the organization used by our management for internal reporting. The chlorovinyls segment is a highly integrated chain of products which includes chlorine, caustic soda, VCM and vinyl resins and compounds. The aromatics segment is also vertically integrated and includes cumene and the co-products phenol and acetone. A third product segment, gas chemicals, which included methanol was discontinued in the third quarter of 1999. See note 4 for a description of the discontinuance of our methanol operation.

Earnings of industry segments exclude interest income and expense, unallocated corporate expenses and general plant services, provision for income taxes, and income and expense items reflected as "other income (expense)" on our consolidated statements of income. Intersegment sales and transfers are insignificant.

Identifiable assets consist of plant and equipment used in the operations of the segment as well as inventory, receivables and other assets directly related to the segment. Corporate and general plant service assets include cash, certain corporate receivables, data processing equipment and spare parts inventory, as well as property (i.e., land) on which the manufacturing plants are located. We have no significant assets located outside of the United States.

INDUSTRY SEGMENTS

IN THOUSANDS	CHLOROVINYLS	AROMATICS	GAS CHEMICALS	CORPORATE AND GENERAL PLANT SERVICES	TOTAL
Year Ended December 31, 2001:					
Net sales[1]	**$ 983,362**	**$222,534**	**$ -**	**$ -**	**$1,205,896**
Operating income (loss)	**61,979[2]**	**(15,748)**	**-**	**(15,877)[3]**	**30,354**
Asset write-off and other charges	**(5,438)**	**-**	**-**	**-**	**(5,438)**
Depreciation and amortization	**56,252[4]**	**13,121**	**-**	**3,206**	**72,579**
Capital expenditures	**15,737**	**243**	**-**	**1,868**	**17,848**
Total assets	**741,472**	**94,954**	**-**	**106,395**	**942,821**
Year Ended December 31, 2000:					
Net sales[1]	$1,244,734	$336,919	$ -	$ -	$1,581,653
Operating income (loss)	192,325	(9,694)	-	(14,598)[3]	168,033
Depreciation and amortization	52,479	13,614	-	7,238	73,331
Capital expenditures	15,166	504	-	6,069	21,739
Total assets	808,218	150,424	-	87,967	1,046,609
Year Ended December 31, 1999:					
Net sales[1]	$ 672,851	$236,123	$ -	$ -	$ 908,974
Operating income (loss)	98,750	15,238	-	(11,182)[3]	102,806
Depreciation and amortization	31,854	13,864	-	3,880	49,598
Capital expenditures	10,281	735	-	3,411	14,427
Total assets	867,487	140,681	443	94,211	1,102,822

[1] Shipping and handling costs were reclassified (beginning in 2000) by increasing cost of sales and net sales. Prior years have been reclassified to conform to the current year presentation.
[2] Chlorovinyls operating income for the year ended December 31, 2001, includes the asset write-off and related charges.
[3] Includes shared services, administrative and legal expense, along with the cost of our receivables program.
[4] Chlorovinyls depreciation and amortization for the year ended December 31, 2001, with the asset write-off is $61,157.

GEOGRAPHIC AREAS

IN THOUSANDS	YEAR ENDED DECEMBER 31, 2001	2000	1999
Sales:			
Domestic	**$1,045,960**	$1,405,889	$780,611
Foreign	**159,936**	175,764	128,363
Total	**$1,205,896**	$1,581,653	$908,974

NOTE 21 : QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table sets forth certain quarterly financial data for the periods indicated:

IN THOUSANDS, EXCEPT PER SHARE DATA	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
2001				
Net sales	**$368,883**	**$337,396**	**$267,408**	**$232,209**
Gross margin	**17,356**	**20,722**	**29,245**	**13,133**
Operating income (loss)	**4,715**	**9,759**	**18,391**	**(2,511)**
Net income (loss)	**(6,640)**	**(2,902)**	**2,497**	**(4,998)**
Basic earnings (loss) per share	**(0.21)**	**(0.09)**	**0.08**	**(0.16)**
Diluted earnings (loss) per share	**(0.21)**	**(0.09)**	**0.08**	**(0.16)**
Dividends per common share	**0.08**	**0.08**	**0.08**	**0.08**
2000				
Net sales	$421,343	$429,987	$366,382	$363,941
Gross margin	81,815	80,482	38,864	12,506
Operating income	68,141	69,124	28,351	2,417
Net income (loss)	31,438	32,750	7,492	(7,500)
Basic earnings (loss) per share	1.00	1.04	0.24	(0.24)
Diluted earnings (loss) per share	1.00	1.04	0.24	(0.24)
Dividends per common share	0.08	0.08	0.08	0.08

TO THE STOCKHOLDERS OF GEORGIA GULF CORPORATION:

The accompanying consolidated financial statements of Georgia Gulf Corporation and subsidiaries are the responsibility of and have been prepared by the Company in conformity with accounting principles generally accepted in the United States. The financial information displayed in other sections of this 2001 Annual Report is consistent with the consolidated financial statements.

The integrity and the objectivity of the data in these consolidated financial statements, including estimates and judgments relating to matters not concluded by year-end, are the responsibility of management. We maintain accounting systems and related internal controls to provide reasonable assurance that financial records are reliable for preparing the consolidated financial statements and for maintaining accountability for assets. The system of internal controls also provides reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization. Periodic reviews of the systems and of internal controls are performed by our internal audit department.

The Audit Committee of the Board of Directors, composed solely of directors who are not officers or employees of Georgia Gulf, has the responsibility of meeting periodically with management, our internal auditors and Arthur Andersen LLP, our independent public accountants that are approved by the stockholders, to review the scope and results of the annual audit and the general overall effectiveness of the internal accounting control system. The independent public accountants and our internal auditors have direct access to the Audit Committee, with or without the presence of management, to discuss the scope and results of their audits, as well as any comments they may have related to the adequacy of the internal accounting control system and the quality of financial reporting.

Richard B. Marchese
Vice President Finance, Chief Financial Officer and Treasurer

TO GEORGIA GULF CORPORATION:

We have audited the accompanying consolidated balance sheets of Georgia Gulf Corporation (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Georgia Gulf Corporation and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP
Atlanta, Georgia
February 15, 2002

Corporate Headquarters

Georgia Gulf Corporation
400 Perimeter Center Terrace
Suite 595
Atlanta, Georgia 30346
(770) 395-4500

Independent Public Accountants

Arthur Andersen LLP
Atlanta, Georgia

Transfer Agent and Registrar

EquiServe
P.O. Box 8040
Mail Stop 45-02-62
Boston, Massachusetts 02266-8040
1-800-633-4236
Changes of address, questions regarding lost certificates, requests for changes to registration and other general correspondence concerning stockholder accounts should be directed to the Transfer Agent.

Annual Meeting

The Annual Meeting of Stockholders of Georgia Gulf Corporation will be held in the Conference Center of the South Terraces Building, 115 Perimeter Center Place, Atlanta, Georgia, on Tuesday, May 21, 2002 at 1:30 p.m. Stockholders are cordially invited to attend.

Dividend Policy

Dividends on Georgia Gulf Corporation's common stock are usually declared quarterly by the Board of Directors and paid shortly thereafter.

Investor Relations

Complimentary copies of Georgia Gulf Corporation's Form 10-K and other reports filed with the Securities and Exchange Commission are available upon request to, and security analysts, investment managers and others seeking additional information about Georgia Gulf are invited to contact:

Richard B. Marchese
Vice President Finance,
Chief Financial Officer and Treasurer
Phone: (770) 395-4587

or at our address above.

Common Stock Data

Georgia Gulf Corporation's common stock is listed on the New York Stock Exchange under the symbol "GGC." At December 31, 2001, there were 1,160 stockholders of record. The following table sets forth the New York Stock Exchange high, low and closing stock prices and dividends per common share for Georgia Gulf's common stock for the years 2001 and 2000.

IN DOLLARS	DIVIDENDS PER COMMON SHARE	HIGH	LOW	CLOSE
2001				
First Quarter	**.08**	**18.97**	**15.80**	**17.41**
Second Quarter	**.08**	**19.70**	**15.02**	**15.50**
Third Quarter	**.08**	**17.16**	**13.86**	**16.07**
Fourth Quarter	**.08**	**19.22**	**15.62**	**18.50**
2000				
First Quarter	.08	29.94	19.25	26.00
Second Quarter	.08	28.00	21.25	22.81
Third Quarter	.08	21.88	10.50	11.44
Fourth Quarter	.08	17.06	11.63	17.06

Forward-Looking Statements

This annual report may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, our outlook for future periods, supply and demand, pricing trends and market forces within the chemical industry, cost reduction strategies and their results, planned capital expenditures, long-term objectives of management and other statements of expectations concerning matters that are not historical facts.

Predictions of future results contain a measure of uncertainty and, accordingly, actual results could differ materially due to various factors. Factors that could change forward-looking statements are, among others, changes in the general economy, changes in demand for our products or increases in overall industry capacity that could affect production volumes and/or pricing, changes and/or cyclicality in the industries to which our products are sold, availability and pricing of raw materials, technological changes affecting production, difficulty in plant operations and product transportation, governmental and environmental regulations and other unforeseen circumstances. A number of these factors are discussed in the Annual Report on Form 10-K and in our other periodic filings with the Securities and Exchange Commission.

LOCATIONS

GEORGIA GULF CORPORATION AND SUBSIDIARIES

HEADQUARTERS
Atlanta, GA

MANUFACTURING LOCATIONS

Aberdeen, MS
Vinyl Resins & Compounds

Gallman, MS
Vinyl Compounds

Lake Charles, LA
Vinyl Chloride Monomer

Madison, MS
Vinyl Compounds

Oklahoma City, OK
Vinyl Resins

Pasadena, TX
Cumene, Phenol, Acetone

Plaquemine, LA
Phenol, Acetone, Chlorine, Caustic Soda, Vinyl Chloride Monomer, Vinyl Resins

Prarie, MS
Vinyl Compounds

Tiptonville, TN
Vinyl Compounds

SALES OFFICES
Atlanta, GA
Houston, TX
Lawrenceville, NJ

OFFICERS

GEORGIA GULF CORPORATION AND SUBSIDIARIES

EDWARD A. SCHMITT
President, Chief Executive Officer
and Chairman of the Board

RICHARD B. MARCHESE
Vice President, Finance,
Chief Financial Officer and Treasurer

JOEL I. BEERMAN
Vice President,
General Counsel and Secretary

WILLIAM H. DOHERTY
Vice President,
Vinyl Compounds Group

DAVID L. MAGEE
Vice President,
Operations, Chemicals and Polymer Groups

MARK J. SEAL
Vice President,
Polymer Group

C. DOUGLAS SHANNON
Vice President,
Chemicals Group

BOARD OF DIRECTORS



Left to Right: Ruth I. Dreessen, Jerry R. Satrum, John E. Akitt, Patrick J. Flemming, Edward A. Schmitt, John D. Bryan, Dennis M. Chorba, Charles T. Harris III

John E. Akitt
Retired Executive Vice President
Exxon Chemical

John D. Bryan
Retired Vice President,
Operations
Georgia Gulf Corporation

Dennis M. Chorba
Retired Vice President,
Administration
Georgia Gulf Corporation

Ruth I. Dreessen
Retired Managing Director
J.P. Morgan Chase & Co.

Patrick J. Flemming
Retired Chief Executive Officer
Texaco Natural Gas, Inc.

Charles T. Harris III
Managing Director
Goldman Sachs & Co.

Jerry R. Satrum
Retired President and
Chief Executive Officer
Georgia Gulf Corporation

Edward A. Schmitt
President, Chief Executive Officer
and Chairman of the Board

Printed on recycled paper. Design: Critt Graham + Associates, www.crittgraham.com.

Georgia Gulf

GEORGIA GULF CORPORATION
400 PERIMETER CENTER TERRACE, SUITE 595, ATLANTA, GA 30346
WWW.GGC.COM